Building On Success...
One Great Meal at a Time.

Grill Concepts, Inc.
2005 Annual Report

P.E.
12-25-05



area, the restaurant provides tremendous visibility for the Daily Grill brand as a reported average of 80,000 cars pass through the intersection on a daily basis.

Both the Santa Monica and Downtown Daily Grill restaurants demonstrate our site selection strategy of targeting high-end, business-oriented complexes, as does our next flagship restaurant – The Grill – set to debut in the Texas market adjacent to the Galleria Dallas shopping complex in mid 2006.



Bob Spivak and Philip Gay
Photographed at Daily Grill South Bay
January 16, 2006

The Galleria Dallas, which recently completed a multi-million dollar redevelopment that transformed the complex into a contemporary European-style shopping arena, with a further expansion in process, is a prestigious, high-visibility destination with more than 200 nationally and internationally recognized retailers and attracting more than 17 million visitors a year. Our famous signature dishes of prime steaks, chops, fresh seafood, pasta and freshly prepared salads with uncompromising service, will be complemented by an extensive wine list, featuring unique selections from California's boutique wineries, as well as a high energy full-service bar introducing hand crafted classic cocktails.

During the first quarter of 2006, we negotiated a new $8 million credit facility, replacing our previous $500,000 line of credit, which for the first time in the Company's history, has given us significant growth capital. We look forward to continue executing our strategic expansion plans with the additional financing available to support our growth initiatives.

Leading Grill Concepts in the next phase of the Company's growth will be Philip Gay, who will assume the role of President and Chief Executive Officer in June 2006, following the annual shareholders' meeting. Robert Spivak will remain with the Company on a full-time basis through the end of 2006, after which time he will continue on the Board of Directors and serve the Company under a ten-year consulting agreement.

Supported by a solid foundation that has been built over the past 21 years, we believe Grill Concepts is stronger than ever and well positioned to accelerate growth and to deliver greater value to shareholders.

On behalf of the entire management team and board of directors, we applaud our entire team for their dedication and hard work, thank all of our valued guests and extend deep appreciation to our shareholders for their continuing support. We look forward to working together with the common goal of continuing the company's legacy and culture of providing our guests with great American grill fare with outstanding service.

Sincerely,

Robert Spivak
President and Chief Executive Officer

Philip Gay
Executive Vice President and Chief Financial Officer

To Our Shareholders

Fiscal 2005 was an historic year for Grill Concepts.

We recorded another consecutive year of record annual revenues and net income, marked by continued improvements in our operating efficiencies. We continued to fuel positive growth momentum with the addition of two new cornerstone Daily Grill restaurants during the year. And we began preparations for a management transition.

For the fiscal year ended December 25, 2005, sales at Company-owned restaurants rose to $54.7 million, an increase of 9.5 percent from a year earlier. Sales at our non-consolidated restaurants were also higher and resulted in a 31.3 percent increase in management and license fees of $1.7 million for the year. Total annual revenues, including restaurant sales, cost reimbursements and management and license fees, rose 11.0 percent from a year ago to a record $70.7 million.


DAILY GRILL
Daily Grill Santa Monica

Earnings before interest, taxes, depreciation and amortization rose 49.0 percent over the prior year, and net income for the year increased substantially to $939,000, or $0.14 per diluted share. This compared with $38,000, or $0.00 per diluted share, in 2004.

Same store sales at our restaurants in operation for at least 12 months continued to outperform prior year levels, up 4.3 percent for the year, and exemplified guest loyalty and appreciation for the straightforward, classic American grill fare for which The Grill on the Alley and Daily Grill branded restaurants have come to exemplify. We are particularly pleased with the performance of our Grill restaurants, delivering an exceptional year with higher guest counts, supported by improved check averages, driving same store sales increases of 9.8 percent for the year.

As well, our overall performance continues to benefit from the contributions of newer restaurants.

We opened the doors of our Santa Monica Daily Grill restaurant in the first quarter of 2005 to welcoming crowds of both corporate and residential guests. The recently renovated complex, situated in the professional and entertainment district of Colorado Center, encompasses six buildings and more than one million square feet of office and retail space in an airy campus featuring outside walkways amid lush landscaping. Neighboring a host of entertainment/media heavyweights as tenants of the 15-acre complex, including MTV, CBS Enterprises and Yahoo.com – the restaurant started strong with extremely busy lunch crowds, including take-out and delivery orders, with a very strong bar business.

In May 2005, we opened our landmark Daily Grill restaurant in the heart of downtown Los Angeles, expanding our presence in the Southern California area to ten Daily Grills. Located at the corner of 6th and Flower, one of the busiest and most vibrant intersections in the metropolitan

Quality Without Compromise.

The story of The Grill on the Alley and Daily Grill restaurants began in 1984 when the proprietors, seeking to maintain the tradition of the classic American grills of the 1930s and 40s, opened the first The Grill on the Alley in Beverly Hills.

The Grill on the Alley and Daily Grill restaurants serve timeless American grill fare in a comfortable, sophisticated atmosphere, featuring hearty portions of freshly prepared signature dishes made from the freshest and finest ingredients. The Grill offers a classic menu of Prime Steaks, Chops, Seafood, Pasta and freshly prepared Salads with uncompromising service in a dignified environment. Daily Grill offers signature dishes such as Genuine Angus Steaks and Chops, Chicken Pot Pie, Cobb and Caesar Salads, Meat Loaf with Mashed Potatoes, and not-to-be-missed desserts in a casual yet upscale setting.

The principles underlying our operations include high quality food, consistency, appealing atmosphere and cleanliness. But most of all, we pride ourselves in the service we provide, which is best described as professional, confident and friendly. Combined with our emphasis on freshly prepared American food served in generous portions, we represent the greatest American restaurant concept.



Genuine Angus Steaks and Chops



Daily Grill Downtown Los Angeles

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 25, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission File No. 0-23226

GRILL CONCEPTS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-3319172**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049
(Address of Principal Executive Offices) (Zip Code)

(310) 820-5559
(Registrant's Telephone Number, Include Area Code)

Securities Registered Under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	**None**

Securities Registered Under Section 12(g) of the Exchange Act:

Common Stock, $.00004 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check marked if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price on the NASDAQ Small-Cap Market, as of the close of business June 30, 2005 was approximately $15,834,000.

Number of shares outstanding of the registrant's common stock, $.00004 par value, as of March 10, 2006: 5,768,195 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive annual proxy statement to be filed within 120 days of the Registrant's fiscal year ended December 25, 2005 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" beginning on page 35 of this Form 10-K.

Item 1. Business

Except as expressly indicated or unless the context otherwise requires, as used herein, the "Company", "we", "our", or "us", means Grill Concepts, Inc., a Delaware corporation and its subsidiaries.

General

Grill Concepts, Inc. and its subsidiaries (the "Company") develops, owns, operates, manages and licenses upscale casual dining restaurants under the name "Daily Grill" and fine dining restaurants under the name "The Grill on the Alley."

The Company was incorporated under the laws of the State of Delaware in November of 1985. Since our acquisition of Grill Concepts, Inc., a California corporation ("GCI"), in March of 1995, we have focused principally on the expansion of the "Daily Grill" and "The Grill on the Alley" restaurant formats of GCI.

At December 25, 2005, we owned and operated sixteen restaurants and managed or licensed eight additional restaurants. Twelve Daily Grill restaurants and four The Grill on the Alley restaurants are owned and operated, six Daily Grill restaurants are managed and we license two Daily Grill restaurants. With the exception of three The Grill on the Alley restaurants, and three Daily Grill restaurants that are operated by partnerships, all of the Daily Grill and The Grill on the Alley restaurants, which were owned and operated at December 25, 2005, were solely owned and operated by us.

In 2001we entered into a strategic alliance with Starwood Hotels and Resorts Worldwide, Inc. to jointly develop restaurant properties in Starwood hotels. Management believes that the opening of restaurants in hotel properties in strategic markets will help further establish brand name recognition for the opening of additional restaurants in those markets.

During 2005, we continued to pursue a strategic growth plan whereby the Company plans to open, and/or convert, and operate, and/or manage, Daily Grill and The Grill on the Alley restaurants in hotel properties, and non-hotel based restaurants, in strategic markets throughout the United States.

During 2005, we opened two restaurants consisting of (1) a 100% owned Daily Grill, opened in March 2005 in Santa Monica, California and (2) a joint venture Daily Grill restaurant, opened in May 2005 in downtown Los Angeles, California. On July 31, 2005 the La Cienega Daily Grill in Los Angeles, California was closed when the lease expired.

In February 2006, we began construction of a 100% owned Grill on the Alley at the Galleria shopping center in Dallas, Texas. The restaurant is expected to open in the summer of 2006.

The following table sets forth unaudited restaurant count information for all restaurants.

	2005	2004
Number of restaurants:		
Daily Grill restaurants:		
Company Restaurants:		
Beginning of year	11	10
Restaurant opening	2	1
Restaurant closings	(1)	—
End of year	12	11
Managed or Licensed Restaurants:		
Beginning of year	8	7
Restaurant openings	—	1
End of year	8	8

	2005	2004
Total Daily Grill restaurants:		
Beginning of year	19	17
Restaurant openings	2	2
Restaurants closed or sold	(1)	—
End of year	20	19
Grill restaurants:		
Company Restaurants:		
Beginning of year	4	4
Restaurant openings	—	—
End of year	4	4
Total Grill restaurants:		
Beginning of year	4	4
Restaurant openings	—	—
End of year	4	4
Other restaurants:		
Managed or Licensed Restaurants:		
Beginning of year	—	1
Restaurant closings	—	(1)
End of year	—	—
Total Other restaurants:		
Beginning of year	—	1
Restaurants closed or sold	—	(1)
End of year	—	—
Total restaurants:		
Beginning of year	23	22
Restaurant openings	2	2
Restaurants closed or sold	(1)	(1)
End of year	24	23

The following table sets forth unaudited per restaurant sales information, comparable restaurant sales information for restaurants open twelve months in both periods, and total sales information during 2005 and 2004 by restaurant concept for owned restaurants ("Company Restaurants"):

	2005	2004
Weighted average weekly sales per restaurant:		
Daily Grill restaurants:		
Company Restaurants	$ 59,456	$ 57,757
Grill restaurants:		
Company Restaurants	$ 85,110	$ 77,545
Change in comparable restaurant sales:		
Daily Grill restaurants		
Company Restaurants	1.1%	4.6%
Grill restaurants		
Company Restaurants	9.8%	2.1%
Total sales:		
Daily Grill	$37,003,000	$33,809,000
Grill	17,703,000	16,129,000
Total consolidated sales	$54,706,000	$49,938,000

We earn management and license fee revenue based on a percentage of gross sales at restaurants under management and licensing arrangements. Our management and license fee revenue typically is earned at a rate of five to eight percent of reported gross sales at these restaurants. In addition to the base fee we also earn incentive fees based on net income which is reported as management and license fee revenue. The gross sales of managed and licensed restaurants are not included in our statements of operations. However, we consider the disclosure of these gross sales to be a key indicator of brand strength and important to understanding how changes in gross sales at the managed and licensed restaurants impact our revenue.

Sales at non-Company owned Grill Concepts-branded restaurants, categorized as, managed and licensed restaurants were as follows:

	2005	2004
Gross Sales		
Managed Daily Grills	$19,242,000	$16,382,000
Licensed Daily Grills	7,852,000	8,003,000
	$27,094,000	$24,345,000
Management and license fees	$ 1,683,000	$ 1,282,000
Percent of gross sales	6.2%	5.3%

Operating Principles

All Grill Concepts' employees are trained to treat each person who visits our restaurants as a "guest" and not merely a customer. Each server is responsible for assuring that his or her guest is satisfied. In keeping with the traditions of the past, each employee is taught that at our restaurants "the guest is always right." Our policy is to accommodate all reasonable guest requests, ranging from substitutions of menu items to take-out orders.

In order to assure that our philosophy of guest service is adhered to, all employees from the kitchen staff to the serving staff undergo extensive training making each employee knowledgeable not only in our procedures and policies but in every aspect of operations. Our policy of promoting from within and providing access to senior management for all employees has produced a work force which works in a cooperative team approach and has resulted in an employee turnover rate of just over 65% per year for all employees, considerably below the industry average which management believes to be approximately 111%.

We believe that the familiarity and feeling of comfort, which accompanies dining in a familiar setting, with familiar food and quality service by familiar servers, produces satisfied customers who become "regulars." Management believes that at the restaurants which have been open for over a year repeat business is significantly greater than the industry average, with many guests becoming "regulars" in the tradition of the neighborhood restaurant.

Proprietary recipes have been developed for substantially all of the items offered on our menus. The same recipes are used at each location and all chefs undergo extensive training in order to assure consistency and quality in the preparation of food. Virtually all of the menu items offered are cooked from scratch utilizing fresh food ingredients. Our management believes that our standards for ingredients and the preparation of menu items are among the most stringent in the industry.

Each Daily Grill restaurant has up to seven cooks and each Grill has up to eight cooks on duty during regular lunch and dinner hours to provide prompt, specialized service. Restaurant staff members utilize a "point-of-sale" computer system to monitor the movement of food items to assure prompt and proper service of guests and for fiscal control purposes.

Restaurant Concepts

Daily Grill Restaurants

Background. At December 25, 2005, we, through our subsidiaries, owned and operated, managed or licensed twenty Daily Grill restaurants principally in Southern California, and the Washington, D.C./Virginia market. Daily Grill restaurants are patterned after "The Grill on the Alley" in Beverly Hills. See "– The Grill on the Alley." After successfully operating The Grill on the Alley for a number of years, in 1988, the founders of The Grill on the Alley decided to expand on that theme by opening the first Daily Grill restaurant. Daily Grill, in an effort to offer the same qualities that made The Grill on the Alley successful, but at more value oriented prices, adopted six operating principles that characterize each Daily Grill restaurant: high quality food, excellent service, good value, consistency, appealing atmosphere and cleanliness. GCI emphasized those principles in an effort to create a loyal patron who will be a "regular" at its restaurants.

Restaurant Sites. Current and planned Daily Grill restaurants can be characterized as either owned, in part or in whole, managed or licensed and as either hotel based or based in shopping malls and other commercial properties.

Daily Grill locations which are opened, or are scheduled to open in the following months and years, are owned, managed or licensed as indicated and, where indicated, are located in the referenced hotels:

Location	Opened or Scheduled Opening	Ownership Interest, Licensed or Managed
Brentwood, California	September 1988	100%
Newport Beach, California	April 1991	100%
Studio City, California	August 1993	100%
Palm Desert, California	January 1994	100%
Irvine, California	September 1996	100%
Los Angeles International Airport	January 1997	Licensed
Washington, D.C.	March 1997	100%
Tysons Corner, Virginia	October 1998	100%
Burbank, California (Hilton Hotel)	January 1999	Managed
Washington, D.C. (Georgetown Inn)	April 1999	Managed
Universal CityWalk, California	May 1999	50%
Skokie, Illinois (DoubleTree Hotel)	September 2000	Licensed
San Francisco, California (Handlery Union Square Hotel)	February 2002	Managed
Houston, Texas (Westin Galleria)	July 2002	Managed
El Segundo (South Bay), California	January 2003	50.1%
Portland, Oregon (Portland Westin)	September 2003	Managed
Bethesda, Maryland (Hyatt Hotel)	January 2004	100%
Long Beach, California (Hilton Hotel)	November 2004	Managed
Santa Monica, California	March 2005	100%
Downtown Los Angeles, California	May 2005	58.4%

Each 100% owned Daily Grill restaurant is located in leased facilities. Site selection is viewed as critical to the success of our restaurants and, accordingly, significant effort is exerted to assure that each site selected is appropriate. For non-hotel based restaurants, the site selection process focuses on local demographics and household income levels, as well as specific site characteristics such as visibility, accessibility, parking availability and traffic volume. Each site must have sufficient traffic such that management believes the site can support at least twelve strong meal periods a week (i.e., five lunches and seven dinners). Preferred Daily Grill sites, which characterize the existing 100% owned restaurants, are high-end, mid-size retail shopping malls in large residential areas with significant daytime office populations and some entertainment facilities. Historically, Daily Grill restaurants have been viewed as desirable tenants drawing traffic to the high profile malls where we locate and, therefore, have received significant tenant improvement allowances.

Hotel based Daily Grill restaurants may be newly constructed facilities or remodeled facilities on the premises of, or adjacent to, a hotel. Such facilities may be leased, operated pursuant to a partnership, a joint venture, a license arrangement, or a management agreement. As with non-hotel based restaurants, site selection is viewed as critical and, accordingly, significant effort is exerted to assure that each site selected is appropriate. In 1998 we entered into an agreement with Hotel Restaurant Properties, Inc. ("HRP") under which they assist us in finding suitable hotel based locations and may negotiate leases, license or management agreements for those properties. See "– Hotel Property Agreement" and "Certain Relationships and Related Transactions".

Existing non-hotel based Daily Grill restaurants range in size from 3,750 to 7,000 square feet of which approximately 30% is devoted to kitchen and service areas and seat between 100 and 250 persons. Our costs for existing non-hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have averaged $325 per foot per restaurant, less tenant improvement allowances.

Existing hotel based Daily Grill restaurants range in size from 5,000 to 8,000 square feet of which approximately 30% is devoted to kitchen and service areas and seat between 140 and 252 persons. Management anticipates that additional hotel based Daily Grill restaurants will require minimal capital investment on our part. However, each hotel restaurant arrangement will be negotiated separately and our capital investment may vary widely. Our portion of opening costs of existing hotel restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from nothing to $513,000 per restaurant.

Menu and Food Preparation. Each Daily Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at American-style grill restaurants of the 1930's and 1940's. During 2005 we redesigned the menu placing a greater emphasis on steaks, chops and seafood. Daily Grill offers genuine Angus steaks and chops, as well as, such "signature" items as Cobb salad, Caesar salad, meatloaf with mashed potatoes, chicken pot pie, hamburgers, fresh fruit cobbler and key lime pie. The emphasis at the Daily Grill is on freshly prepared American food served in generous portions.

Entrees range in price, subject to regional differences, from $8.95 for a hamburger to $29.95 for a char-broiled T-bone steak with all the trimmings. The average lunch check is $16.00 per person and the average dinner check is $25.00 per person, including beverage. Daily Grill restaurants also offer a children's menu with reduced portions of selected items at reduced prices. All of the existing Daily Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 25, 2005, food and non-alcoholic beverage sales constituted approximately 83% of the total restaurant revenues for the Daily Grill restaurants, with alcoholic beverages accounting for the remaining 17%.

Atmosphere and Service. Most Daily Grill restaurants are open for lunch and dinner seven days a week and for Sunday brunch. Each Daily Grill location is designed to provide the sense and feel of comfort. In the tradition of an old-time American-style grill, the setting is very open with a mix of booths and tables. Several of the restaurants have counters for singles to feel comfortable. A number of the Daily Grill restaurants have private dining rooms for banquets or additional seating. Each restaurant emphasizes the quality and freshness of Daily Grill food dishes in addition to the cleanliness of operations. The dining area is well-lit and is characterized by a "high energy level". Reservations are accepted but not required.

The Grill on the Alley

Background. At December 25, 2005, we, through our subsidiary, GCI, owned and operated four The Grill on the Alley restaurants ("Grill").

The original Grill is a fine dining Beverly Hills restaurant, which opened in 1984 and served as the model for the Daily Grill restaurants. The Grill is set in the traditional style of the old-time grills of New York and San Francisco, with black-and-white marbled floors and polished wooden booths. The Grill offers five-star American cuisine and uncompromising service in a comfortable, dignified atmosphere.

In April of 1996, we acquired the original Grill from a partnership, the managing partner of which was controlled by our then principal shareholders and directors.

Restaurant Sites. At December 25, 2005, we operated four Grill restaurants, two of which were non-hotel based facilities and two of which were hotel-based facilities.

Grill locations opened, or scheduled to open, in the following months and years, are owned or managed as indicated and, where indicated, in the referenced hotels:

Location	Opened	Ownership Interest or Managed
Beverly Hills, California	January 1984	100.00%
San Jose, California (Fairmont Hotel)	May 1998	50.05%
Chicago, Illinois (Westin Hotel)	June 2000	60.00%
Hollywood, California	November 2001	51.00%
Dallas, Texas	Summer 2006	100.00%

Our Grill restaurants are located in leased facilities. As with the Daily Grill restaurants, site selection is viewed as critical to success and, accordingly, significant effort is exerted to assure that each site selected is appropriate. For non-hotel based Grill restaurants, the site selection process focuses on local demographics and household income levels, as well as specific site characteristics such as visibility, accessibility, parking availability and traffic volume. Because of the upscale nature of Grill restaurants, convenience for business patrons is considered a key site selection criterion.

Hotel based Grill restaurants may be newly constructed facilities or remodeled facilities on the premises of, or adjacent to, a hotel. Such facilities may be leased by us, or operated pursuant to a partnership or joint venture arrangement. As with non-hotel based restaurants, site selection is viewed as critical to success and, accordingly, significant effort is exerted to assure that each site selected is appropriate.

Existing non-hotel based Grill restaurants range in size from approximately 4,300 to 5,600 square feet of which approximately 35% is devoted to kitchen and service areas and seat 120 to 200 guests.

Existing hotel based Grill restaurants range in size from approximately 8,000 to 8,500 square feet of which approximately 35% to 38% is devoted to kitchen and service areas and seat 280 to 300 guests.

Because of the unique nature of Grill restaurants, the size, seating capacity and opening costs of future sites will be unique to each location. Each hotel restaurant arrangement will be negotiated separately and our capital investment may vary widely. Total project costs of the existing hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from $2.1 million to $3.1 million.

Menu and Food Preparation. Each Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at fine American-style grill restaurants of the 1930's and 1940's, featuring prime steaks, fresh seafood from all over the world, freshly prepared salads and vegetables served in generous portions.

Entrees range in price from $13.25 for a cheeseburger to $39.75 for a prime porterhouse steak. The average lunch check is $25.00 per person and the average dinner check is $50.00 per person, including beverage. All of the existing Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 25, 2005, food and non-alcoholic beverage sales constituted approximately 71% of the total restaurant revenues for Grill restaurants, with alcoholic beverages accounting for the remaining 29%.

Atmosphere and Service. Each Grill restaurant is open, at least, for lunch six days a week and dinner seven days a week. Each Grill location is designed to provide the sense and feel of comfort and elegance. In the tradition of an old-time American-style grill, the setting is an open kitchen adjacent to tables and booths. The open kitchen setting emphasizes the quality and freshness of food dishes in addition to the cleanliness of operations. The dining area is well-lit and is characterized by a "high energy level". Reservations are accepted but are not required.

Restaurant Management and Licensing Activities

In addition to owning and operating Daily Grills and The Grills, we, at December 25, 2005, provided contract management services for six hotel based Daily Grill restaurants at the Burbank Hilton, the Georgetown Inn, the Handlery Hotel, the Westin Galleria, the Portland Westin and the Long Beach Hilton and had granted licenses to operate two Daily Grill restaurants (at LAX and the DoubleTree Hotel in Skokie, Illinois).

Under the terms of our management agreements, we are responsible for all aspects of the restaurant's operation for which we earn a fee, however, we have no ownership in the restaurant. Restaurant management services include overseeing the design, development, construction, equipping, furnishing and operation of the restaurant. Once the restaurant is open to the public, the manager is responsible for rendering and performing all services in connection with the operation of the restaurant. Those services include employing, training and supervising personnel, and purchasing and maintaining adequate inventory, etc. We are liable for all debts and obligations that we incur on behalf of the managed outlets including payroll and related costs of the restaurant staff who are our employees. All such costs are included as reimbursed costs in our statements of operations and we also record revenue for those costs that are reimbursed by the restaurants as cost reimbursements.

Each management agreement is individually negotiated and may include an investment on our part, a management fee and a profit sharing interest. For restaurants under management at December 25, 2005, we had made investments ranging from $0 to $500,000, are entitled to management fees, along with HRP, ranging from 5% to 8.5% of gross revenues and entitled, along with HRP, to 25% to 35% of annual restaurant profits.

Under restaurant licensing agreements, we earn a licensing fee in exchange for use of our brand, as well as, the proprietary menu. Under the terms of our license agreements, licensees are generally responsible for all costs of construction and operation of the licensed restaurant and we receive license fees ranging from 2% to 4% of restaurant revenues subject to varying sales thresholds or minimum license fees negotiated with respect to each licensed restaurant.

Hotel Property Agreement

In order to facilitate our efforts to open restaurants on a large scale basis in hotel properties, in August of 1998, we entered into the Hotel Property Agreement with Hotel Restaurant Properties, Inc. ("HRP") pursuant to which

HRP agreed to assist us in locating suitable hotel locations for the opening of our restaurants. HRP is considered a related party as one of its owners is a family member of a director and preferred stock holder. In May 1999 the HRP agreement was amended under the same terms and conditions except that it is now 100% owned by the family member. HRP is responsible for identifying suitable hotel locations in which a Grill or Daily Grill can be operated ("Managed Outlets") and negotiating and entering into leases or management agreements for those properties. We, in turn, enter into management agreements with HRP or the hotel owners, as appropriate. We may advance certain pre-opening costs and certain required advances ("Manager Loans") and will manage and supervise the day-to-day operations of each Managed Outlet. From the gross management fee, we are entitled to receive a base overhead fee equal to $1,667 per month per Managed Outlet. The remaining fee income, less any expenses and after repayments required on Manager Loans from each Managed Outlet, are allocated 75% to us and 25% to HRP.

In July 2001, in conjunction with an investment in the Company by Starwood Hotels, the Hotel Property Agreement was amended to limit, for so long as we are subject to the exclusivity provisions of a Property Development Agreement with Starwood, the amounts payable to HRP to $400,000 annually plus 12.5% of the amounts otherwise payable to HRP with respect to the Burbank, Georgetown and San Jose Hilton restaurants.

The operating agreement with HRP contains a clause whereby, HRP has the right to cause us to purchase HRP (the put option) at any time there is a change in control or after May 2004 subject to certain conditions and we have the right to purchase HRP (the call option) after May 2004 subject to certain conditions.

Under the respective put and call options, the purchase price ("APP") (principally paid in stock) of HRP will be 25% multiplied by 10 (Multiple) times the operating income of HRP (gross receipts for the prior twelve months less operating expenses which are averaged over a five year period), with certain allowed exclusions from operating income minus the principal balance of any outstanding loans (with certain allowed exclusions) to HRP. Under the put option the multiple may change if 87.5% multiplied by the closing price of our common stock divided by EBITDA per share is less than 10. If we sell assets or stock to certain third parties introduced by HRP which causes a change in control, then purchase price will be the greater of: (A) $3,000,000 or (B) the APP, not to exceed $4,500,000.

Business Expansion

Our expansion plans focus on the addition of Daily Grill restaurants with selected expansion of the Grill restaurant concept also planned.

Management continually reviews possible expansion into new markets and within existing markets. Such reviews entail careful analysis of potential locations to assure that the demographic make-up and general setting of new restaurants is consistent with the patterns which have proven successful at the existing Daily Grills and Grills. While the general appearance and operations of future Daily Grills and Grill restaurants are expected to conform generally to those of existing facilities, we intend to monitor the results of any modifications to our existing restaurants and to incorporate any successful modifications into future restaurants. All future restaurants are expected to feature full bar service.

Our future expansion efforts are expected to concentrate on expansion into new and existing markets through a combination of Company owned restaurants and hotel based restaurants pursuant to the Hotel Property Agreement. With the assistance of HRP, we expect to establish name recognition and market presence through the opening of Daily Grill and Grill restaurants in fine hotel properties in strategic markets throughout the United States. Upon establishing name recognition and a market presence in a market, we intend to construct and operate clusters of restaurants within those markets. Management intends to limit the construction and operation of Grill restaurants to one restaurant per market while constructing multiple Daily Grill restaurants within each market. The exact number of Daily Grill restaurants to be constructed within any market will vary depending upon population, demographics and other factors.

Our primary operating markets during 2005 were restaurants in Southern California, principally the greater-Los Angeles market, and metropolitan Washington, D.C. During 2005, we opened two non-hotel based Daily Grill restaurants one in Santa Monica, California in March 2005 and one in downtown Los Angeles, California in May 2005. We also closed our La Cienega Daily Grill in July 2005 on expiration of the restaurant lease. At December 25, 2005, we had entered into a lease covering a Grill restaurant that is expected to open in the Summer of 2006 in the Galleria shopping center in Dallas, Texas. Management is presently evaluating the opening of additional non-hotel based Daily Grill and Grill restaurants in existing markets and in other major metropolitan areas. Existing markets will be evaluated for expansion in order to establish market presence and economies of scale. As of March 2006, conversations are on-going for a number of sites, in addition to the Dallas, Texas location, but no agreements have been signed. Management anticipates that the cost to open additional Daily Grill and Grill restaurants will average $325 to $375 per square foot per restaurant, less tenant improvement allowances, with each restaurant expected to be approximately 6,000 to 7,000 square feet in size. Actual costs may vary significantly depending upon the tenant improvements, market conditions, rental rates, labor costs and other economic factors prevailing in each market in which we pursue expansion.

We are presently evaluating the opening of additional hotel based Daily Grill restaurants in existing markets and in other major metropolitan areas. Each hotel restaurant arrangement will be negotiated separately and the size of the restaurants, ownership and operating arrangements and capital investment on our part may vary widely.

Starwood Development Agreement

On July 27, 2001, in conjunction with the purchase by Starwood Hotels and Resorts of 666,667 shares of our common stock and 666,667 $2.00 warrants for $1,000,000, we and Starwood entered into a Development Agreement under which we and Starwood agreed to jointly develop our restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either we, or Starwood, may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

So long as Starwood continues to meet certain development thresholds set forth in the Development Agreement, we are prohibited from developing, managing, operating or licensing our restaurants in any hotel owned, managed or franchised by a person or entity, other than Starwood, with more than 50 locations operated under a single brand. Existing hotel based restaurants are excluded from the exclusive right of Starwood. The development thresholds required to be satisfied to maintain Starwood's exclusive development rights require, generally, (1) the signing of an average of one management agreement or license agreement with respect to Daily Grill restaurants annually over the life of the Development Agreement, (2) the signing of one management agreement or license agreement in any two year period with respect to Grill restaurants, and (3) the signing of an aggregate average of three management agreements or license agreements with respect to all of our restaurants annually over the life of the Development Agreement. Satisfaction of the thresholds set forth in the Development Agreement are determined on each anniversary of the Development Agreement. With respect to satisfaction of the specific thresholds applying to Daily Grill restaurants and Grill restaurants, the failure to satisfy the development thresholds with respect to those individual brands will terminate the exclusivity provisions relative to such brand but will not affect the exclusivity rights as to the other brand or in general.

Under the Development Agreement, we are obligated to issue to Starwood warrants to acquire a number of shares of our common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of our branded restaurants. If the market price of our common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of our common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, we will be obligated to issue to Starwood a warrant to purchase a number of shares of our common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date on which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, we shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood substantially curtailed new development activities and only two management agreements have, as yet, been entered into under the Development Agreement. The exclusivity agreement has terminated due to the lack of performance on Starwood's part.

Restaurant Management

We strive to maintain quality and consistency in our restaurants through the careful hiring, training and supervision of personnel and the adherence to standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. We believe that our concept and high sales volume enable us to attract quality, experienced restaurant management and hourly personnel. We have experienced a relatively low turnover at every level at our Daily Grill and Grill restaurants. See "– Operating Principles" above.

Each Daily Grill and Grill restaurant, including both free standing and hotel-based restaurants, is managed by one general manager and up to four managers or assistant managers. Each restaurant also has one head chef and one or two sous chefs, depending on volume. On average, general managers have approximately five years experience in the restaurant industry and three years with us. The general manager has primary responsibility for the operation of the restaurant and reports directly to an Area Director who in turn reports to our Vice President of Operations. In addition to ensuring that food is prepared properly, the head chef is responsible for product quality, food costs and kitchen labor costs. Each restaurant has approximately 75 employees. Restaurant operations are standardized, and a comprehensive management manual exists to ensure operational quality and consistency.

We maintain financial and accounting controls for each Daily Grill and Grill restaurant through the use of a "point-of-sale" computer system integrated with centralized accounting and management information systems. Inventory, expenses, labor costs, and cash are carefully monitored with appropriate control systems. With the current systems, revenue and cost reports, including food and labor costs, are produced every night reflecting that day's business. The restaurant general manager, as well as home office management, receives these daily reports to ensure that problems can be identified and resolved in a timely manner. All employees receive appropriate training relating to cost, revenue and cash control. Financial management and accounting policies and procedures are developed and maintained by our Corporate Controller, Director of Information Systems, and Chief Financial Officer.

All managers participate in a comprehensive six-week training program during which they are prepared for overall management of the dining room. The program includes topics such as food quality and preparation, guest service, food and beverage service, safety policies and employee relations. In addition, we have developed training courses for assistant managers and chefs. We typically have a number of employees involved in management training, so as to provide qualified management personnel for new restaurants. Our senior management meets bi-weekly with each restaurant management team to discuss business issues, new ideas and revisit the manager's manual. Overall performance at each location is also monitored with shoppers' reports, guest comment cards and third party quality control reviews.

Servers at each restaurant participate in approximately ten days of training during which the employee works under close supervision, experiencing all aspects of the operations both in the kitchen and in the dining room. The extensive training is designed to improve quality and guest satisfaction. Experienced servers are given responsibility for training new employees and are rewarded with additional hourly pay plus other incentives. Management believes that such practice fosters a cooperative team approach which contributes to a lower turnover rate among employees. Representatives of home office management regularly visit the restaurants to ensure that our philosophy, strategy and standards of quality are being adhered to in all aspects of restaurant operations.

Purchasing

We have developed proprietary recipes for substantially all the items served at our Daily Grill and Grill restaurants. In order to assure quality and consistency at each of the Daily Grill and Grill restaurants, ingredients approved for the recipes are ordered on a unit basis by each restaurant's head chef from a supplier designated by our Culinary and Purchasing Departments. Because of the emphasis on cooking from scratch, virtually all food items are purchased "fresh" rather than frozen or pre-cooked, with one exception being bread, which is ordered from a central supplier which prepares the bread according to a proprietary recipe and delivers daily to assure freshness. In order to reduce food preparation time and labor costs while maintaining consistency, we work with outside suppliers to produce a limited number of selected proprietary items such as salad dressings, soups and seasoning combinations.

We utilize our point-of-sale computer system to monitor inventory levels and sales, then order food ingredients daily based on such levels. We employ contract purchasing in order to lock in food prices and reduce short-term exposure to price increases. Our Senior Vice President – Culinary establishes general purchasing policies and is responsible for controlling the price and quality of all ingredients. The Senior Vice President – Culinary in conjunction with our team of chefs, constantly monitors the quality, freshness and cost of all food ingredients. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

Advertising and Marketing

Our marketing philosophy is to provide our guests with an exceptional and enjoyable dining experience that creates loyalty and frequent visits. Our marketing and promotional efforts have been fueled historically by our quality reputation, word of mouth, and positive local reviews. The Grill on the Alley and The Daily Grill have been featured in articles and reviews in numerous local as well as national publications. We supplement our reputation with a program of marketing and public relations activities designed to keep the Daily Grill and Grill names before the public. Such activities include media advertising, direct mail promotions, a birthday club, e-mail marketing, as well as holiday and special interest events. We also support and participate in local charity campaigns. These activities are managed by a full time Director of Marketing. A toll free phone-in guest survey is utilized to gather guest feelings on their dining experience. During 2005, expenditures for advertising and promotion were approximately 1.0% of total revenues.

Competition

The Daily Grill restaurants compete within the full-service upscale casual dining segment. Daily Grill competitors include national and regional chains, such as Cheesecake Factory and Houston's, as well as local owner-operated restaurants. Grill restaurants compete within the fine dining segment. Grill competitors include a limited number of national fine dining chains as well as selected local owner-operated fine dining establishments. Competition for our hotel-based restaurants is primarily limited to restaurants within the immediate proximity of the hotels.

The restaurant business is highly competitive with respect to price, service, restaurant location and food quality and is affected by changes in consumer tastes, economic conditions and population and traffic patterns. We believe we compete favorably with respect to these factors. We believe that our ability to compete effectively will continue to depend in large measure on our ability to offer a diverse selection of high quality, fresh food products with an attractive price/value relationship served in a friendly atmosphere.

Employees

We, and our subsidiaries, employ approximately 1,656 people, 31 of whom are home office personnel and 149 of whom are restaurant managers, assistant managers and chefs. The remaining employees are restaurant personnel. Of our employees, approximately 68% are full-time employees, with the remainder being part-time employees.

Management believes that its employee relations are good at the present time. An anonymous employee survey is taken each year and the results are disseminated to keep home office and restaurant management aware of the level of employee satisfaction.

With the exception of the Chicago Grill on the Alley, none of our employees are represented by labor unions or are subject to collective bargaining or other similar agreements. The union contract expired in August 2005 and has been verbally agreed to for an additional three-year term. Management believes that its employee relations are good at the present time.

Trademarks and Service Marks

We regard our trademarks and service marks as having significant value and as being important to our marketing efforts. We have registered our "Daily Grill" mark and "The Grill on the Alley" and "Think Daily" marks and logos. As well as other marks with the United States Patent and Trademark Office as service marks for restaurant service. Our "The Grill on the Alley" mark and logo is also secured in California. Our policy is to pursue registration of our marks and to oppose strenuously any infringement.

Government Regulation

We are subject to various federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety, and fire agencies in the state or municipality in which the restaurants are located. Difficulties or failures in obtaining or renewing the required licenses or approvals could result in temporary or permanent closure of our restaurants.

Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operation of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

We may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which served alcoholic beverages to such person. In addition to potential liability under "dram-shop" statutes, a number of states recognize a common-law negligence action against persons or establishments which serve alcoholic beverages where injuries are sustained by a third party as a result of the conduct of an intoxicated person. We presently carry liquor liability coverage as part of our existing comprehensive general liability insurance.

Various federal and state labor laws govern our relationship with our employees, including such matters as minimum wage requirements, overtime and other working conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting requirements for employees who receive gratuities, could be detrimental to the economic viability of our restaurants. Management is not aware of any environmental regulations that have had a material effect on us to date.

Executive Officers

Our executive officers as of December 25, 2005, and their ages and positions as of that date, are as follows:

Name	Age	Position
Robert Spivak	62	President and Chief Executive Officer
Michael Weinstock	63	Chairman of the Board and Executive Vice President
John Sola	53	Vice President – Operations and Development
Philip Gay	48	Executive Vice President and Chief Financial Officer

Robert Spivak has served as our President, Chief Executive Officer and a director since 1995. Mr. Spivak was a co-founder of our predecessor, Grill Concepts, Inc. (a California corporation)("GCI") and served as President, Chief Executive Officer and a director of GCI from the company's inception in 1988 until 1995. Prior to forming GCI, Mr. Spivak co-founded, and operated, The Grill on the Alley restaurant in Beverly Hills in 1984. Mr. Spivak is a founder and past president of the Beverly Hills Restaurant Association. Mr. Spivak also chairs the executive advisory board of the Collins School of Hotel and Restaurant Management at California State Polytechnic University at Pomona, is Director Emeritus of the California Restaurant Association and is a member of the Board of Directors of DiRoNA - Distinguished Restaurants of North America.

Michael Weinstock has served as our Executive Vice President and a director since 1995 and as Chairman of the Board since 2000. From 1995 to 2000, Mr. Weinstock served as Vice-Chairman of the Board. Mr. Weinstock was a co-founder of GCI and served as Chairman of the Board, Vice President and a director of GCI from 1988 until 1995. Prior to forming GCI, Mr. Weinstock co-founded The Grill on the Alley restaurant in Beverly Hills in 1984. Mr. Weinstock previously served as President, Chief Executive Officer and a director of Morse Security Group, Inc., a security systems manufacturer.

John Sola has served as our Vice President – Operations and Development since September 2001. Previously, Mr. Sola served as Executive Chef for GCI from 1988 until 1995 when he assumed the position of Vice President – Executive Chef of the Company. Mr. Sola oversees all kitchen operations, including personnel, food preparation and food costs, as well as monitoring and maintaining the overall performance of the kitchens and establishing procedures and policies in connection with the opening of new Daily Grill restaurants. Mr. Sola, along with

Mr. Spivak, created the Daily Grill menu. Prior to joining GCI, Mr. Sola served as opening chef at The Grill on the Alley from inception in 1984 to 1988. Previously, Mr. Sola served in various positions, including Executive Chef, at a wide range of restaurants.

Philip Gay has served as our Executive Vice President and Chief Financial Officer since July 2004. From March 2000 until he joined Grill Concepts in July 2004, Mr. Gay served as Managing Director of Triple Enterprises, a business advisory firm that assisted mid-cap sized companies with financing, mergers and acquisitions, franchising and strategic planning. From March 2000 to November 2001, Mr. Gay served as an independent consultant with El Paso Energy. Previously he has served as Chief Financial Officer for California Pizza Kitchen (1987 to 1994), Chief Financial Officer and Interim Chief Executive Officer for Wolfgang Puck Food Company (1994 to 1996), Chief Executive Officer for Color Me Mine and has held various Chief Operating Officer and Chief Executive Officer positions with Diversified Food Group from 1996 to 2000. Mr. Gay is also on the financial advisory board for Concours Consulting and is on the Board of Motor Car Parts of America, a publicly traded company that remanufactures starters and alternators. He is a Certified Public Accountant, a former audit manager at Laventhol and Horwath and a graduate of the London School of Economics.

There are no family relationships among the executive officers and directors. Except as otherwise provided in employment agreements, each of the executive officers serves at the discretion of the Board.

Mr. Spivak has announced his planned retirement effective June 2006 at which time Mr. Gay is to assume the positions of President and Chief Executive Officer.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our common stock, you should know that making such an investment involves some risks, including the risks described below. The risks that we have highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

Our future growth and expansion are dependent upon our ability to open additional restaurants and operate new restaurants profitably.

Future growth in sales and profits will depend to a substantial extent on our ability to increase the number of restaurants we operate, license or manage. Our ability to open additional restaurants will depend upon a number of factors, including the availability of suitable locations, our ability to negotiate leases on acceptable terms, the securing of required governmental permits and approvals, the hiring and training of skilled restaurant management and hourly employees, the availability of financing on acceptable terms (if at all), general economic conditions and other factors, many of which are beyond our control. Due to the highly customized nature of our restaurant concept and the complex design, construction, and pre-opening processes for each new location, the lease negotiation and restaurant development timeframes vary from location to location and can be subject to unforeseen delays. There can be no assurance that we will be able to open new restaurants or that, if opened, those restaurants will be operated profitably.

Our relative small size makes us vulnerable to risks associated with lack of diversification and risks associated with managing and supporting growing operations.

We operated 22 restaurants at December 31, 2005. Due to this relatively small number of restaurants, poor operations at any one restaurant could materially affect our overall profitability. Even though our revenues have grown over the last decade, our current restaurant field supervision and home office support infrastructures remain relatively small. Accordingly, we remain vulnerable to a variety of business risks generally associated with smaller, growing companies. Any failure to continue to upgrade operating, financial, and restaurant support systems or unexpected difficulties encountered during expansion could adversely affect our business, financial condition, and results of operations. Although we believe that our systems and controls are adequate to address our current needs and we are in the process of upgrading certain of our operating and financial systems and processes, there can be no assurance that such upgraded systems and processes will be adequate to sustain future growth, and that further upgrades will not be necessary.

Our profitability is subject to risks associated with fluctuations in costs of key ingredients, labor and utilities.

Our profitability is dependent upon our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, utilities and other supplies and services. Various factors beyond our control, including adverse weather and general marketplace conditions, may affect the availability and cost of food and other raw materials. Recent increases in energy costs may have a material adverse impact on our restaurant profitability if those costs continue at current, or higher, levels. The impact of inflation on food, labor and occupancy costs can significantly affect our operations. While management has been able to react to inflation and other changes in the costs of key operating resources by increasing prices for menu items, there can be no assurance that we will be able to continue to do so in the future. There can also be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Our success is dependent upon our ability to retain the services of key senior management personnel and attract and retain additional key personnel.

The success of our business is highly dependent upon the services of our senior executive team. Robert Spivak, our co-founder and President and Chief Executive Officer has announced his pending retirement. In conjunction with Mr. Spivak's pending retirement, Philip Gay, our current Executive Vice President and Chief Financial Officer is to be promoted to the position of President and Chief Executive Officer and a new Chief Financial Officer is to be named. Mr. Spivak has agreed to continue providing services as a part time consultant following his retirement. Our success will be dependent, during the period immediately following Mr. Spivak's retirement, upon our ability to successfully transition our senior management team under the leadership of Mr. Gay and a new Chief Financial Officer. Further, our success will be dependent upon the continued services of our senior management team and our ability to attract and retain skilled management employees at all levels of operations. Poor execution in our transition of senior management personnel or the loss of services of key personnel could have a material adverse effect upon our business.

Our operations are subject to intense competition and changes in consumer preferences.

The restaurant industry is highly competitive. There are a substantial number of restaurant operations that compete directly and indirectly with us, some of which may have significantly greater financial resources, higher revenues, and greater economies of scale than we enjoy. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns, national and regional economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, the cost and availability of raw materials and labor, purchasing power, governmental regulations and local competitive factors. Any change in these factors could adversely affect our restaurant operations. Multi-unit foodservice operations such as ours can also be substantially affected by adverse publicity resulting from food quality, illness, injury, health concerns, or operating issues stemming from a single restaurant. We attempt to manage these factors, but the occurrence of any one of these factors could cause our business to be adversely affected. We believe that our restaurants compete favorably in the consumer marketplace with respect to the attributes of quality, variety, taste, service, consistency, and overall value.

Our business is subject to seasonal fluctuations that may adversely affect our quarterly operating results in select periods.

Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the first and fourth quarters of the fiscal year, as our sales in most of our restaurants have typically been higher during the first and fourth quarters of the fiscal year. As a result of these factors, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective pre-opening costs.

Our California based restaurants have in the past been, and may in the future be, subject to temporary closure due to energy shortages.

High energy costs and consumption and constrained energy supplies have periodically resulted in rolling blackouts in California, particularly during summer months. We have experienced periodic temporary restaurant closures in the past as a result of such rolling blackouts and may experience similar closures in the future. Any such closures will result in loss of revenues from the effected restaurants and potentially higher occupancy and operating costs.

Our business is subject to extensive government regulations that may adversely affect our existing or planned operations or result in additional costs or potential liabilities.

Our business is subject to extensive state and local government regulation in the various jurisdictions in which our restaurants are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain food and liquor licenses could adversely affect the operation of our restaurants. Any difficulties, delays or failures in obtaining and/or retaining licenses, permits or other regulatory approvals could delay or prevent the opening and/or continued operation of a restaurant in a particular area. We may also be subject to "dram shop" statutes in certain states which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

We are subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans With Disabilities Act, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. We expect increases in payroll expenses as a result of federal, state and local mandated increases in the minimum wage, and although such increases are not expected to be material, we cannot assure that there will not be material increases in the future. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services supplied to us.

We are subject to pending litigation, and potential liability, regarding application of employment regulations.

Complex issues relating to the interpretation and application of various labor regulations may result in our incurring unforeseen costs and/or liabilities relating to compliance with such regulations. Many restaurant operators in California have been subject to litigation over the last year relating to non-compliance with California labor provisions mandating that employees be provided meal and break periods. A former employee has filed a class action lawsuit against us asserting violation of the applicable California regulations regarding meal and break periods. While we believe that all of our employees were provided with the opportunity to take all required meal and rest breaks, many restaurant operators in California have incurred substantial expenses in settling similar claims and we may incur substantial expenses in connection with defending or settling the pending litigation.

A Class Action complaint was filed in the Superior Court of the State of California for the County of Los Angeles on March 15, 2006. The plaintiff and those similarly situated (Servers) complain that the company has violated the labor code by having Servers "Tip Out" Bartenders and Expeditors a percentage of their tips to these employees who provide no direct table service. The complaint has labeled this act as "Tip-pooling." The company has not yet been served with this complaint.

We may be subject to increased liability resulting from our partial self-insurance of workers compensation claims.

In order to better manage the cost of our workers compensation expense, commencing in 2004, we altered our workers compensation coverage to substantially increase our per event and aggregate deductibles. As a result, we expect to reduce our recurring cost of workers compensation insurance but are exposed to substantially higher potential losses that could result from claims under that policy should those claims exceed our prior deductible levels.

We may experience increased costs, worker related impediments and other losses at our Chicago restaurant as a result of our use of union workers.

The employees of our Chicago restaurant are members of the Hotel Employees and Restaurant Employees Union, Local 1, AFL-CIO. As a result of our Chicago workforce being unionized, we experience higher labor costs in our Chicago operations, have less managerial control over our workforce and are subject to certain impediments, delays, costs and other potential risks not faced at our other restaurants. Accordingly, we may experience unexpected losses or costs in our Chicago operations.

Provisions in our charter and in Delaware law may impede, delay or prevent potential takeovers that might otherwise be beneficial to our stockholders.

Our Certificate of Incorporation and By-Laws contain various provisions and Delaware law contains certain provisions that could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events would be beneficial to the interests of our stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. In addition, we may issue shares of preferred stock without stockholder approval on such terms as the Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of our voting stock. We have no current plans to issue any shares of preferred stock. We may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control. Certain of such measures may be adopted without any further vote or action by the stockholders, although we have no present plans to adopt any such measures.

Identification of material weakness in internal control may adversely affect our financial results.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. Those provisions provide for, among other things, the identification of material weaknesses in internal control that could indicate a lack of adequate controls to generate accurate financial statements. Though we routinely assess our internal controls, there can be no assurance that we will be able to timely remediate material weaknesses, if any, that may be identified in future periods, or maintain all of the controls necessary for continued compliance. There likewise can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Because we are not an "accelerated filer", as defined in the Securities Exchange Act of 1934, certain provisions of Section 404 relating to the provision of a report of management and accompanying auditor's report on a company's internal controls over financial reporting will not be applicable until our first fiscal year ending on or after July 15, 2007. Based on the experiences of other issuers currently subject to the full requirements of Section 404, we expect that we will incur substantial additional costs in order to prepare for our first required report under Section 404 and increased recurring costs thereafter.

Our stock price is subject to volatility associated with market fluctuations as well as our operating performance and limited trading volume in our stock.

The price at which our common stock trades is determined in the marketplace and may be influenced by many factors, including our performance, investor expectations, the trading volume in our common stock, general economic and market conditions and competition.

The market price of our common stock could fluctuate substantially due to a variety of factors, including our quarterly operating results and those of other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters or other developments affecting our business or our competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

Our directors, executive officers and significant shareholders hold a substantial portion of our stock that may lead to conflicts with other shareholders over corporate governance.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock hold a substantial portion of our stock. At March 10, 2006, Starwood Hotels and Resorts held 666,667 shares of our common stock and warrants entitling Starwood to purchase an additional 666,667 shares of our common stock at $2.00 per share. At March 10, 2006, Lewis Wolff, a director, and his family members and entities controlled by Mr. Wolff and his family members, held 501,781shares of our common stock, warrants and options to purchase an additional 246,250 shares of our common stock at prices ranging from $1.65 to $4.527 per share and 500 shares of Series II Convertible Preferred Stock that may be converted into 125,000 shares of our common stock, in addition to options held by Mr. Wolff received in his capacity as a director. Other members of senior management held in excess of 946,400 shares of our common stock, as well as options to purchase 217,983 shares of our common stock, at March 10, 2006. Such persons, acting together, and each acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations.

Conversion of our outstanding convertible securities could substantially dilute common stock prices because the conversion prices of those securities are below our current market price.

We have issued, and may issue in the future, various securities that are convertible or exercisable at prices that are lower than the current market price of our common stock or are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. For example, at March 10, 2006, we had issued and outstanding 1,309,896 warrants to purchase shares our common stock at prices ranging from $2.00 to $7.00 per share. On March 10, 2006, the closing price of our common stock on the Nasdaq SmallCap Market was $3.35.

The value of our common stock could, therefore, experience substantial dilution as a result of the conversion or exercise of our outstanding derivative securities or as a result of any issuance of additional securities at prices lower than the conversion prices of such securities. Also, as a result of conversions of our Series II Convertible Preferred Stock and any related sales of our common stock by the holders, the market price of our common stock could be depressed.

Our business may be adversely affected by conflicts of interest associated with doing business with affiliates of certain directors and principal shareholders.

We are presently party to business arrangements with affiliates of two directors and principal shareholders. We are party to agreements with two entities affiliated with Lewis Wolff, a director and principal shareholder. We lease the site of the San Jose Grill restaurant from an entity in which Mr. Wolff is a part owner. Similarly, we are party to an agreement with Hotel Restaurant Properties, Inc., an entity controlled by a member of Mr. Wolff's family, pursuant to which HRP assists in locating hotel locations for restaurants and pursuant to which HRP is entitled to a portion of the fees or profits from those restaurants. During 2005, we paid rents of $257,000 with respect to the San Jose Grill and paid, or accrued, management fees of $423,000 to HRP. We are also party to various agreements with Starwood Hotels and Resorts, the employer of one of our directors, Richard Dantas, and one of our principal shareholders. Under a Development Agreement, we agreed to work with Starwood to identify potential restaurant locations in Starwood properties and, subject to negotiating acceptable terms, develop and operate restaurants in Starwood properties under management or license arrangements. Pursuant to the Development Agreement, we granted certain exclusivity rights to Starwood and agreed to grant certain warrants to Starwood based on restaurant openings. As of December 31, 2005, we operated two restaurants pursuant to management agreements with Starwood. Our business dealings with Starwood and affiliates of Mr. Wolff create potential conflicts of interest that could result in our securing terms that are less favorable than might otherwise be available in the absence of such conflicts.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

With the exception of certain properties that may be operated pursuant to management arrangements or partnership or joint venture arrangements, all of our restaurants are located in space leased from unaffiliated third parties. The leases have initial terms ranging from 10 to 25 years, with varying renewal options on all but one of such leases. Most of the leases provide for a base rent plus payment of real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. See "Business."

The Grill restaurant in San Jose is located in space leased from a hotel management company that may be deemed to be controlled by one of our directors, Lewis Wolff.

Our executive offices are located in 5,000 square feet of office space located in Los Angeles, California. Such space is leased from an unaffiliated party pursuant to a lease expiring in May 2007.

Management believes that our existing restaurant and executive office space is adequate to support current operations. We intend to lease, from time to time, such additional office space and restaurant sites as management deems necessary to support our future growth plans.

Item 3. Legal Proceedings

Restaurants such as those we operate are subject to litigation in the ordinary course of business, most of the related costs we expect to be covered by our general liability insurance. However, punitive damages awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions against us. There can be no assurance that punitive damages will not be given with respect to any actions that may arise in the future.

In June 2004, one of our former hourly restaurant employees filed a class action lawsuit against us in the Superior Court of California of Orange County. We requested and were granted a motion to move the suit from Orange County to Los Angeles County. The lawsuit was then filed in the Superior Court of California of Los Angeles County in December 2004. The plaintiff has alleged violations of California labor laws with respect to providing meal and rest breaks. The lawsuit sought unspecified amounts of penalties and other monetary payments on behalf of the plaintiffs and other purported class members. We believe that all of our employees were provided with the opportunity to take all required meal and rest breaks. The case has been placed in a stay status pending the outcome of a review by the California Supreme Court on appealed cases of the same nature. We intend to vigorously defend our position in all of these matters although the outcome cannot be ascertained at this time. We have established a reserve of $150,000 for this lawsuit.

A Class Action complaint was filed in the Superior Court of the State of California for the County of Los Angeles on March 15, 2006. The plaintiff and those similarly situated (Servers) complain that the company has violated the labor code by having Servers "Tip Out" Bartenders and Expeditors a percentage of their tips to these employees who provide no direct table service. The complaint has labeled this act as "Tip-pooling." The company has not yet been served with this complaint.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is currently traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "GRIL".

The following table sets forth the high and low bid price per share for our common stock for each quarterly period during the last two fiscal years:

	High	Low
2004		
First Quarter	3.65	2.46
Second Quarter	3.44	1.80
Third Quarter	2.96	1.55
Fourth Quarter	2.53	1.45
2005		
First Quarter	3.05	1.81
Second Quarter	4.23	1.85
Third Quarter	4.60	3.01
Fourth Quarter	4.84	3.01

The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

At March 10, 2006, the closing bid price of our Common Stock was $3.35.

As of March 10, 2006, there were approximately 406 holders of record of our Common Stock.

We have never declared or paid any cash dividend on our Common Stock and do not expect to declare or pay any such dividend in the foreseeable future.

Item 6. Selected Financial Data

The following tables present selected historical consolidated financial data derived from our consolidated financial statements. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere herein.

	Fiscal Year Ended December				
	2005	2004	2003	2002	2001
	(In thousands except per share data)				
Statement of Operations Data:					
Sales	$ 54,706	$ 49,938	$ 45,858	$ 41,826	$ 45,022
Cost reimbursements	14,299	12,439	9,728	7,270	3,594
Management and license fees	1,683	1,282	1,037	901	771
Total revenues	70,688	63,659	56,623	49,997	49,387
Operating expenses:					
Cost of sales	15,446	14,465	13,274	11,927	12,915
Restaurant operating expenses	32,844	30,552	28,050	25,649	27,100
Reimbursed costs	14,299	12,439	9,772	7,557	3,594
General and administration	4,868	4,472	3,696	3,426	3,381
Depreciation and amortization	2,248	2,005	1,816	1,868	1,838
Pre-opening costs	301	167	182	69	199
Gain on sale of assets	(5)	(2)	(11)	(71)	(225)
Total operating expenses	70,001	64,098	56,779	50,425	48,802
Income (loss) from operations	687	(439)	(156)	(428)	585
Interest expense, net	(128)	(272)	(331)	(331)	(564)
Income (loss) before taxes and minority interest	559	(711)	(487)	(792)	21
Provision for income taxes	(179)	(65)	(89)	(37)	(65)
Minority interest	559	814	704	422	110
Net income (loss)	939	38	128	(407)	66
Preferred dividends accrued	(50)	(50)	(50)	(50)	(50)
Net income (loss) applicable to common stock	$ 889	$ (12)	$ 78	$ (457)	$ 16
Net income (loss) per share applicable to common stock:					
Basic	$ 0.16	$ 0.00	$ 0.01	$ (0.08)	$ 0.00
Diluted	$ 0.14	$ 0.00	$ 0.01	$ (0.08)	$ 0.00
Weighted average shares outstanding					
Basic	5,691,523	5,608,541	5,537,071	5,537,071	4,776,741
Diluted	6,251,042	5,608,541	5,640,842	5,537,071	4,776,741
Balance Sheet Data:					
Working capital surplus (deficit)	(1,277)	209	378	(1,045)	(628)
Total assets	21,973	19,749	17,047	16,579	17,321
Long-term debt, less current portion	877	977	1,254	1,743	2,371
Stockholders' equity	4,806	3,830	3,744	3,616	4,023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the sections entitled "Risk Factors" beginning on page of 14 and "Certain Factors Affecting Future Operating Results" beginning on page 35 of this Form 10-K.

General

Grill Concepts develops, owns, operates, manages and licenses full-service upscale casual dining restaurants under the name "Daily Grill" and fine dining restaurants under the name "The Grill on the Alley."

Our revenues are derived from sales at company-owned restaurants, management and license fees from restaurants managed or licensed by us and reimbursements of operating expenses of managed outlets.

During the fiscal year ended December 25, 2005, we owned and operated, for the full fiscal year, fourteen restaurants (ten Daily Grill and four Grill restaurants), including two Daily Grill and three Grill restaurants owned in partnership with third parties. During fiscal 2005, we also operated one fully owned Daily Grill that opened in March, one Daily Grill owned in partnership that opened in May and one fully owned Daily Grill which closed in July.

Also during fiscal 2005, we managed or licensed, for the full fiscal year, six Daily Grill restaurants.

During the fiscal year ended December 26, 2004, we owned and operated, for the full fiscal year, fourteen restaurants (ten Daily Grill and four Grill restaurants), including two Daily Grill and three Grill restaurants owned in partnership. During 2004, we also operated one owned Daily Grill that opened in January.

Also during fiscal 2004, we managed or licensed, for the full fiscal year, six Daily Grill restaurants. During fiscal 2004, we commenced management of one Daily Grill that opened in November and terminated our license relating to the San Jose City Bar and Grill.

Sales revenues are derived from sales of food, beer, wine, liquor and non-alcoholic beverages. Approximately 79% of combined 2005 sales were food and 21% were beverage. Sales revenues from restaurant operations are primarily influenced by the number of restaurants in operation at any time, the timing of the opening of such restaurants and the sales volumes of each restaurant.

Management and license fee revenues are derived from individually negotiated arrangements by which we manage restaurants on behalf of third parties or license to third parties the right to operate Daily Grill restaurants. Management and license fees are primarily influenced by the number of management and license arrangements in place, the negotiated management or license fee and the revenues of the managed or licensed restaurants. Management and license fees typically range from five to eight percent of gross sales of the subject restaurants. Management and license fee revenues also include incentive fees we receive which are based on a percentage of net income.

Revenues derived from reimbursement of operating expenses of managed outlets relate to contractual undertakings relating to managed restaurants wherein we assume responsibility for some or all operating expenses of managed restaurants and the restaurant owner undertakes to reimburse all of those expenses. Pursuant to the guidance of EITF 01-14 and EITF 99-19, we are considered to be the primary obligor with respect to the reimbursed expenses and, as such, report the reimbursed expenses as revenues with the expenses being reported as "Reimbursed Costs" under operating expenses.

Expenses are comprised primarily of cost of food and beverages, restaurant operating expenses, including payroll, rent and occupancy costs and reimbursed costs. Our largest expenses are payroll and the cost of food and beverages, which is primarily a function of the price of the various ingredients utilized in preparing the menu items offered at our restaurants. Restaurant operating expenses consist primarily of wages paid to part-time and full-time employees, rent, utilities, insurance and taxes. Reimbursed costs are costs incurred on behalf of managed restaurants that are reimbursable by the managed restaurant. We typically analyze these costs as a percentage of restaurant sales, not total revenues.

In addition to restaurant operating expenses, we pay certain general and administrative expenses that relate primarily to operation of our home office office. Home office general and administrative expenses consist primarily of salaries of officers, management personnel and clerical personnel, rent, legal and accounting costs, travel, insurance and office expenses.

Results of Operations

The following table sets forth certain items as a percentage of total revenues from our Statements of Operations during 2005, 2004 and 2003. As noted above, we typically analyze our operating expenses as a percentage of sales revenues, not total revenues.

	Fiscal Year Ended December		
	2005	2004	2003
Sales revenues	77.4%	78.5%	81.0%
Cost reimbursements	20.2	19.5	17.2
Management and licensing fees	2.4	2.0	1.8
Total revenues	100.0	100.0	100.0
Cost of sales	21.8	22.7	23.4
Restaurant operating expense	46.4	48.0	49.5
Reimbursed costs	20.2	19.5	17.3
General and administrative expense	6.9	7.0	6.5
Depreciation and amortization	3.2	3.2	3.2
Pre-opening costs	0.4	0.3	0.3
Total operating expenses	99.0	100.7	100.3
Operating income (loss)	1.0	(0.7)	(0.3)
Interest expense, net	(0.2)	(0.4)	(0.6)
Income (loss) before income tax and minority interest	0.8	(1.1)	(0.9)
Provision for income taxes	(0.3)	(0.1)	(0.2)
Minority interest	0.8	1.3	1.3
Net income	1.3%	0.1%	0.2%

Fiscal Year 2005 Compared to Fiscal Year 2004

Revenues. Revenues for 2005 increased 11.0% to $70.7 million from $63.7 million in 2004. Sales revenues increased 9.6% to $54.7 million in 2005 from $49.9 million in 2004. Reimbursed managed outlet operating expenses increased 15.0% to $14.3 million from $12.4 million in 2004. Management and license fee revenues increased to $1.7 million in 2005 from $1.3 million in 2004. The restaurant sales information excludes revenue related to reimbursed operating expenses and management and license fees.

Sales for Daily Grill restaurants increased by 9.5% from $33.8 million in 2004 to $37.0 million in 2005. The increase in sales revenues for the Daily Grill restaurants from 2004 to 2005 was primarily attributable to opening of the Downtown Daily Grill ($2.1 million) and the Santa Monica Daily Grill ($1.9 million), a slight increase at the Bethesda Daily Grill which opened in January 2004 ($0.1 million) and an increase in same store sales of 1.1% ($0.3 million) for restaurants open for 12 months in both 2005 and 2004 offset by a decrease in sales at the LaCienega Daily Grill which closed in July 2005 ($1.2 million). Weighted average weekly sales at the Daily Grill restaurants increased 2.9% from $57,757 in 2004 to $59,456 in 2005.

Sales for Grill restaurants increased by 9.8% from $16.1 million in 2004 to $17.7 million in 2005. The increase in sales revenues for the Grill restaurants from 2004 to 2005 was primarily attributable to increased guest counts supported by improved check averages. Weighted average weekly sales at the Grill restaurants increased 9.8% from $77,545 in 2004 to $85,110 in 2005.

Price increases were implemented during the fourth quarter of 2005 for a large percentage of the menu items. Selected price increases may be implemented from time to time in the future, consistent with the casual dining industry and how the economy fares. Future revenue growth is expected to be driven principally by a combination of expansion into new markets and the opening of additional restaurants and establishment of market share in those new markets as well as increases in guest count at existing restaurants and selected price increases. When entering new markets where we have not yet established a market presence, sales levels are expected to be lower than in existing markets where we have a concentration of restaurants and high customer awareness. Although our experience in developing markets indicates that the opening of multiple restaurants within a particular market results in increased market share, decreases in comparable restaurant sales could result.

Cost reimbursements increased in 2005 primarily due to the full year operation of the Long Beach Daily Grill and improved sales at other managed restaurants.

Management and license fee revenues during 2005 were attributable to (1) restaurant management services relating to six hotel based restaurants which accounted for $1,462,000 of management fees, and (2) licensing fees from the two licensed Daily Grill restaurants which totaled $221,000. The increase in management and license fees during 2005 was attributable to (1) management of one Daily Grill open a full year compared to 6 weeks in 2004, (2) 10% or more increases in sales at three managed Daily Grills and (3) a 10% sales increase at one licensed Daily Grill, partially offset by the termination in 2004 of our licensed San Jose City Bar and Grill operation.

Operating Expenses and Operating Results. Total operating expenses, including cost of sales, restaurant operating expenses, reimbursed costs, general and administrative expense, depreciation and amortization, and pre-opening costs, increased 9.2% to $70.0 million in 2005 from $64.1 million in 2004.

Cost of Sales. Cost of sales consists exclusively of the cost of food and beverages sold. Cost of sales increased by 6.8% ($1.0 million) and decreased almost a full percentage point to 28.2% as a percentage of sales in 2005 compared to 29.0% in 2004. The increase in cost of sales was attributable to the opening of new restaurants and increased sales generally. The decrease in cost of sales as a percentage of sales reflects a combination of improved cost controls, purchasing efficiencies and price increases.

Restaurant Operating Expenses. Restaurant operating expenses consist of wages and benefits of restaurant personnel and all other operating expenses. The operating expenses include, but are not limited to, supplies, advertising, occupancy, maintenance and utilities. Restaurant operating expenses increased 7.5% to $32.8 million in 2005 from $30.6 million in 2004. As a percentage of sales, restaurant operating expenses represented 60.0% in 2005 and 61.2% in 2004. The increase in restaurant operating expenses was primarily attributable to the opening during 2005 of two Daily Grills accounting for $2.5 million of the increased costs partially offset by the closing of one restaurant resulting in a decrease of $0.8 million. For comparable restaurants the expenses as a percentage of sales improved slightly to 60.0% from 60.2% in 2004.

Reimbursed Costs. Reimbursed costs increased 15.0% from $12.4 million in 2004 to $14.3 million in 2005. These expenses represent the operating costs for which we are the primary obligor of the restaurants we do not consolidate. The increase is primarily due to the full year operations of one Daily Grill that was open for only six weeks in 2004 and improved sales at other restaurants.

General and Administrative. General and administrative expenses rose to $4.9 million in 2005 compared to $4.5 million in 2004. General and administrative expenses represented 6.9% of total revenues in 2005 as compared to 7.0% of total revenues in 2004. The dollar increase was primarily the result of home office level bonuses ($375,000), a reserve for settlement of the meals and breaks lawsuit ($150,000) and increased professional services ($27,000), offset by decreased office expenses ($87,000), travel expenses ($36,000) and bad debt due to continued under performance at the Portland Daily Grill ($23,000).

Depreciation and Amortization. Depreciation and amortization expense was $2.2 million during 2005 and $2.0 million in 2004. The increase was due primarily to the addition of two Daily Grills during 2005.

Pre-opening Costs. Pre-opening costs totaled $301,000 in 2005 as compared with $167,000 in 2004. These pre-opening costs were attributable to the opening of two Daily Grills in 2005 and the opening of one Daily Grill in 2004.

Interest Expense. Interest expense, net, totaled $128,000 during 2005 as compared to $272,000 in 2004. The decrease in interest expense was primarily attributable to substantially reduced warrant amortization in 2005 and lower interest on maturing debt combined with interest earned on funds in restricted accounts.

Provision for Income Taxes. The 2005 provision for income taxes is comprised of amounts for federal and state taxes reduced by the income tax benefit resulting from the recognition of deferred tax asset that is considered more likely than not to be realized of $0.6 million. The provision for income taxes differs from the amount of income tax expense that would result from applying the domestic federal statutory tax rates to pretax income primarily due to the change in the deferred income tax valuation allowance, minority interests' share of net loss of subsidiaries and the impact of state income taxes.

Minority Interest. We reported a minority interest in the loss of our majority owned subsidiaries of $559,000 during 2005, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $162,000, a minority interest in the loss of The Grill on Hollywood, LLC of $109,000, a minority interest in the loss of The Daily Grill at Continental Park, LLC of $194,000, a minority interest in the loss of the 612 Flower Daily Grill LLC of $138,000 and a partnership loss in the Universal CityWalk Daily Grill of $280,000. During 2004 we reported a minority interest in the loss of our majority owned subsidiaries of $814,000, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $154,000, a minority interest in the loss of The Grill on Hollywood, LLC of $357,000, a minority interest allocation from The Daily Grill at Continental Park of $483,000, a minority interest in the loss of the 612 Flower Daily Grill LLC of $3,000 and partnership loss in the Universal CityWalk Daily Grill of $125,000. The Company allocates profits and losses to the minority interest in its partially owned subsidiaries based on the underlying economics of the investment. These may or may not reflect the Company's ownership percentage and can be inconsistent with the allocation provisions specified in the joint venture agreements. Where there is a disparity among the ownership percentages, the terms of the agreements and the underlying economics, the Company utilizes a hypothetical liquidation model to allocate profits and losses. Under this model, all of the venture's assets and liabilities as reflected in the balance sheet are assumed to be realized at their GAAP carrying values. The hypothetical liquidating proceeds are calculated at the end of each period and applied to the capital accounts as would occur under a true liquidation scenario. The change in this balance from period to period represents the investors' share of the income or loss.

Net Income. We reported a net income of $939,000 in 2005 as compared to a net income of $38,000 in 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

Revenues. Revenues for 2004 increased 12.4% to $63.7 million from $56.6 million in 2003. Sales revenues increased 8.9% to $49.9 million in 2004 from $45.9 million in 2003. Reimbursed managed outlet operating expenses increased 27.9% to $12.4 million from $9.7 million in 2003. Management and license fee revenues increased to $1.3 million in 2004 from $1.0 million in 2003. The restaurant sales information excludes revenue related to reimbursed operating expenses and management and license fees.

Sales for Daily Grill restaurants increased by 12.5% from $30.1 million in 2003 to $33.8 million in 2004. The increase in sales revenues for the Daily Grill restaurants from 2003 to 2004 was primarily attributable to an increase in same store sales of 4.6% ($1.3 million) for restaurants open for 12 months in both 2004 and 2003 and opening of the Bethesda Daily Grill ($2.9 million). Weighted average weekly sales at the Daily Grill restaurants decreased 1.1% from $58,052 in 2003 to $57,757 in 2004.

Sales for Grill restaurants increased by 2.1% from $15.8 million in 2003 to $16.1 million in 2004. The increase in sales revenues for the Grill restaurants from 2003 to 2004 was attributable to the improved check averages partially offset by decreased guest counts. Weighted average weekly sales at the Grill restaurants increased 2.1% from $75,971 in 2003 to $77,545 in 2004.

Price increases were last implemented during the first quarter of 2003 for certain menu items.

Cost reimbursements increased in 2004 primarily due to the full year operation of Portland Daily Grill, the opening of Long Beach Daily Grill and improved sales at other managed restaurants.

Management and license fee revenues during 2004 were attributable to (1) hotel restaurant management services which accounted for $1,073,000 of management fees, and (2) licensing fees from the LAX Daily Grill, Skokie, Illinois Daily Grill and the San Jose City Bar and Grill which totaled $209,000. The increase in management fees during 2004 was attributable to (1) management of the Portland Daily Grill open a full year compared to 15 weeks in 2003, (2) a 26.6% increase in sales at the San Francisco Daily Grill and (3) sales increase of over 6% at the Georgetown Daily Grill, Burbank Daily Grill and Houston Daily Grill. We terminated the licensed operation of the San Jose City Bar and Grill in 2004.

Operating Expenses and Operating Results. Total operating expenses, including cost of sales, restaurant operating expenses, reimbursed costs, general and administrative expense, depreciation and amortization, and pre-opening costs, increased 12.9% to $64.1 million in 2004 from $56.8 million in 2003.

Cost of Sales. Cost of sales consists exclusively of the cost of food and beverages sold. Cost of sales increased by 9.0% ($1.2 million) and increased slightly as a percentage of sales to 29.0% in 2004 compared to 28.9% in 2003. The increase in cost of sales reflects the opening of new restaurants and higher revenues, generally. The slight increase in cost of sales as a percentage of sales reflects fluctuation in food costs.

Restaurant Operating Expenses. Restaurant operating expenses consist of wages and benefits of restaurant personnel and all other operating expenses. The operating expenses include, but are not limited to, supplies, advertising, occupancy, maintenance and utilities. Restaurant operating expenses increased 8.9% to $30.6 million in

2004 from $28.1 million in 2003. As a percentage of sales, restaurant operating expenses represented 61.2% in both 2004 and 2003. The opening during 2004 of the Bethesda Daily Grill accounted for $1.9 million of the increase. For comparable restaurants the expenses as a percentage of sales improved slightly to 60.3% from 60.5% in 2003.

Reimbursed Costs. Reimbursed costs increased 27.3% from $9.8 million in 2003 to $12.4 million in 2004. These expenses represent the operating costs for which we are the primary obligor of the restaurants we do not consolidate. The increase is primarily due to the full year operations of the Portland Daily Grill, the opening of the Long Beach Daily Grill and improved sales at other restaurants.

General and Administrative. General and administrative expenses rose to $4.5 million in 2004 compared to $3.7 million in 2003. General and administrative expenses represented 7.0% of total revenues in 2004 as compared to 6.5% of total revenues in 2003. The increase was the result of higher payroll and related benefits related to building staff for our growth ($367,000), increased professional services ($248,000), increased travel due to new locations ($76,000), and reserve for uncollected management fees ($109,000).

Depreciation and Amortization. Depreciation and amortization expense was $2.0 million during 2004 and $1.8 million in 2003. The increase was due primarily to the addition of the Bethesda Daily Grill.

Pre-opening Costs. Pre-opening costs totaled $167,000 in 2004 as compared with $182,000 in 2003. These pre-opening costs were attributable to the opening in January 2003 of the South Bay Daily Grill and the opening of the Bethesda Daily Grill in January 2004.

Interest Expense. Interest expense, net, totaled $272,000 during 2004 as compared to $331,000 in 2003. The decrease in interest expense was primarily attributable to reduced debt levels as a result of the maturing of loans.

Provision for Income Taxes. The income tax provision for 2004 and 2003 are due mainly to state taxes as the company has a federal net operating loss to carry forward. The tax rates in 2004 and 2003 were comprised of the federal and state statutory rates, less any permanent items and tax credits based on the annual estimated effective tax rates for the respective years.

Minority Interest. We reported a minority interest in the loss of our majority owned subsidiaries of $814,000 during 2004, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $154,000, a minority interest in the loss of The Grill on Hollywood, LLC of $357,000, a minority interest in the loss of The Daily Grill at Continental Park, LLC of $483,000, a minority interest in the loss of the 612 Flower Daily Grill LLC of $3,000 and a partnership loss in the Universal CityWalk Daily Grill of $125,000. During 2003 we reported a minority interest in the loss of our majority owned subsidiaries of $704,000, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $141,000, a minority interest in the loss of The Grill on Hollywood, LLC of $366,000 and a minority interest allocation from The Daily Grill at Continental Park of $334,000 and partnership loss in the Universal CityWalk Daily Grill of $145,000. The Company allocates profits and losses to the minority interest in its partially owned subsidiaries based on the underlying economics of the investment. These may or may not reflect the Company's ownership percentage and can be inconsistent with the allocation provisions specified in the joint venture agreements. Where there is a disparity among the ownership percentages, the terms of the agreements and the underlying economics, the Company utilizes a hypothetical liquidation model to allocate profits and losses. Under this model, all of the venture's assets and liabilities as reflected in the balance sheet are assumed to be realized at their GAAP carrying values. The hypothetical liquidating proceeds are calculated at the end of each period and applied to the capital accounts as would occur under a true liquidation scenario. The change in this balance from period to period represents the investors' share of the income or loss.

Net Income. We reported a net income of $38,000 in 2004 as compared to a net income of $128,000 in 2003.

Liquidity and Capital Resources

Cash Position and Short-Term Liquidity. At December 25, 2005, we had a working capital deficit of $1.3 million and a cash balance of $3.2 million as compared to a working capital surplus of $0.2 million and a cash balance of $1.4 million at December 26, 2004.

The increase in our cash position reflects the following cash flows:

	2005	2004	2003
Net cash provided by operating activities	$ 4,567,000	$ 4,133,000	$ 1,845,000
Net cash used in investing activities	(3,962,000)	(3,671,000)	(767,000)
Net cash provided (used in) financing activities	1,149,000	(551,000)	(872,000)
Net increase (decrease) in cash and cash equivalents	$ 1,754,000	$ (89,000)	$ 206,000

Included in cash flows from operating activities were tenant improvement allowances of $1.9 million in 2005, $2.1 million in 2004 and $1.8 million in 2003.

The adverse change in working capital position was principally attributable to an increase in accrued expenses of $1.9 million which, in turn, was attributable to the two new restaurants, executive and restaurant bonuses, and increased reserve for worker's compensation claims. The increase in accrued expenses favorably effected our cash provided from operations in 2005.

Our need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Funds necessary to operate restaurants under management agreements are usually funded by cash generated by the restaurants. Sales from these outlets are deposited into an agency account belonging to the owner and we pay the outlet operating expenses, including our fee, from this agency account. Historically, we have funded our day-to-day operations through operating cash flows that have ranged from a $1.8 to $4.6 million over the past three fiscal years. Growth has been funded through a combination of bank borrowing, loans from stockholders/officers, the sale of debentures and stock, loans and tenant allowances from certain of our landlords, and, beginning in 1999, through joint venture arrangements.

Financing Facilities. At December 25, 2005, the Company had $143,000 owing under equipment leasing financing transactions, an obligation to a member of Chicago – The Grill on the Alley, LLC of $0.8 million for a guaranteed return of its invested capital, loans from stockholders/officers/directors of $0.2 million, and loans/advances from a landlord of $0.1 million.

On August 1, 2000, we received a $400,000 loan from private individuals. The loan bears interest at 9% and is payable in monthly installments over four years. In connection with the loan, we issued 40,000 warrants. In June 2001 the lender became a member of our Board of Directors and the loan was reclassified as related party debt. The loan had been paid in full at December 26, 2004.

We have a bank credit facility which will expire August 4, 2006. The terms of the bank credit facility provide for financing in the form of a revolving line of credit in the amount of $500,000, an irrevocable standby letter of credit in the amount of $860,000, increased to $1,010,000 in January 2006, and equipment financing in the amount of $500,000. In November 2005 we amended the equipment financing portion of the facility increasing the amount to $600,000 for equipment to be delivered on or before June 30, 2006, with payments to be for terms of three to five years with interest at the banks reference rate. The facility is secured by assets and is subject to certain standard borrowing covenants. We have not utilized any funds from the current or prior lines of credit dating back to 2001 and only utilized $158,000 of equipment leasing. Interest is at the bank's variable reference rate.

In March 2006 we signed a new financing agreement at which time the previous line was terminated. The Credit Agreement provides for a revolving term loan (the "Loan") to the Company of the lesser of (1) $8.0 million, or (2) 2.25 times the Company's trailing 12 month EBITDA. Funds may be borrowed under the Credit Agreement, subject to satisfaction of all conditions of funding, in minimum monthly advances of $500,000. Proceeds of the Loan may be used to pay expenses of the Loan and for general corporate purposes. The interest rate on the Loan is, at the option of the Company and subject to certain limitations on the use of LIBOR based loans, equivalent to either (1) prime rate, but not less than 7%, plus an applicable margin, or (2) the London Interbank Offered Rate, but not les than 4%, plus an applicable margin. The margin, in each case, varies based upon the Company's leverage ratio (funded debt to EBITDA, each as defined) and ranges from 2.75% to 3.50% with respect to prime rate loans and 5.50% to 6.25% with respect to LIBOR loans. The current interest rate is equal to 10.5% and will be adjusted quarterly commencing in the fourth quarter of 2006.

The Credit Agreement provides that the Company will pay all expenses incurred in connection with the Loan, including expenses incurred by the Lender. By separate agreement, the Company agreed to pay certain fees associated with the Loan, including a loan fee of $120,000, an unused line fee of 0.5% of the unused portion of the credit facility payable monthly, a loan servicing fee of $3,000 per month.

The Loan matures, and is payable in full, on March 9, 2011 subject to mandatory prepayment to the extent, if any, that the outstanding principal balance of the Loan exceeds 2.25 times trailing 12 month EBITDA or upon the occurrence of certain defined extraordinary events. The Company may prepay amounts owing under the Credit Agreement subject to payment of a prepayment premium of (1) 3% with respect to prepayments occurring on or before March 9, 2007, and (2) 1% with respect to prepayments occurring after March 9, 2007 and on or before March 9, 2008.

The Company's obligations under the Credit Agreement are secured by a first lien on all of the Company's assets, including all of the capital stock and other equity interests held by the Company in its subsidiaries, subject to existing liens on such assets. The Loan requires the Company to comply with certain ordinary lending covenants. These include, among others, financial covenants relating to maximum debt to EBITDA ratio, minimum EBITDA and maximum capital expenditures. The Company must also comply with certain information requirements, including providing periodic financial statements and projections as well as notices of defaults, litigation and other matters, maintenance of insurance and compliance with laws as well as limitations on liens and encumbrances, indebtedness, dispositions, dividends and retirement of capital stock, consolidations and mergers, changes in nature of business and other operating, financial and structural limitations.

Events of default in the Credit Agreement include, among others, (a) the failure to pay when due the obligations owing under the Credit Agreement, (b) the failure to perform and not timely remedy certain covenants, (c) certain cross defaults or cross accelerations, (d) the occurrence of bankruptcy or insolvency events, (e) the failure to make certain payments, or the occurrence of certain events, relating to retirement plans, (f) certain adverse judgments against the Company or any of its subsidiaries, (g) certain changes in ownership of the Company's stock or the board of directors, or (h) the occurrence of, and failure to remedy, a Material Adverse Effect (as defined in the Credit Agreement). Upon the occurrence of an event of default, the Lender may terminate the loan commitment and declare the Loan due and payable in full.

On March 31, 2006, the Company borrowed $1 million under the terms of the Credit Agreement with Diamond Creek Investment Partners LLC. The borrowed funds were primarily used to retire $930,132 of collateralized subordinated notes and manditorily redeemable capital obligations owed to The Michigan Avenue Group ("MAG") by the Company's subsidiary Chicago – The Grill on the Alley LLC ("Chicago Grill LLC)", and guaranteed by the Company, with the balance used for general working capital. The retired obligations related to the initial funding provided by MAG, as a member/investor in Chicago Grill LLC, with respect to the Company's The Grill on the Alley restaurant in Chicago.

Operating Leases. During 2005, we, and our subsidiaries, were obligated under eighteen leases covering the premises in which our Daily Grill and Grill Restaurants are located as well as leases on our executive offices. Such restaurant leases and the executive office lease contain minimum rent provisions which provided for the payment of minimum aggregate annual rental payments of approximately $3.3 million in 2005 and percentage rent obligations, above and beyond minimum rent, of $0.6 million. Our minimum rent obligations for 2006 are $3.6 million.

Contractual Obligations. Our only material contractual obligations requiring determinable future payments on our part are various notes payable and our leases relating to our executive offices and restaurants, each of which is described above.

The following table details our contractual obligations as of December 25, 2005:

	Payments due by Period				
	Total	**2006**	**2007-2008**	**2009-2010**	**Thereafter**
Long-term debt(1)	$ 1,237,000	$ 361,000	$ 463,000	$ 361,000	$ 52,000
Capital lease obligations	—	—	—	—	—
Operating lease commitments	30,139,000	3,647,000	7,324,000	6,061,000	13,107,000
Other contractual purchase Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$31,376,000	$4,008,000	$7,787,000	$6,422,000	$13,159,000

(1) Excludes other long term liabilities of $7,398,000 at December 25, 2005 consisting of tenant improvement allowances and deferred rents each of which is amortized over the life of the respective leases.

Commitments Relating to Managed Restaurants and LLCs. We are party to various arrangements by which we either manage restaurants or operate restaurants in partnership with investors. Certain of these arrangements include undertakings on our part to provide capital or financing or entail certain guarantees on our part.

With respect to managed restaurants, we are typically contractually obligated to pay operating expenses of those restaurants but funds necessary to operate restaurants under management agreements are usually funded by cash generated by the restaurant. Sales from these outlets are deposited directly into an agency account belonging to the owner and we pay the outlet operating expenses, including our fee, from this agency account.

The agreements and arrangements under which we may be required, as of December 25, 2005, to make cash advances or contributions, guarantee obligations or defer receipt of cash are:

CityWalk. The CityWalk management agreement requires that each member loan, interest free, to the joint venture 50 percent of any operating deficit forecast for the next quarter, such loans to be repaid out of the first cash available from operations. Each time funds were necessary, we have agreed with our partner, to consider the advances additional capital contributions rather than loans. As of December 25, 2005, we had made additional capital contributions to the CityWalk Partnership of $296,000.

San Francisco Daily Grill. The management agreement for the San Francisco Daily Grill stipulates that if in any month there is insufficient working capital to pay operating expenses, excluding payments to us or the owner, we will provide one-half of the required working capital. Such advances are to be repaid prior to deferred payments to us or the owner. No working capital advances have been necessary.

Portland Daily Grill. The management agreement for the Portland Daily Grill stipulates that the Owner shall provide working capital of no less than $50,000 or more than $150,000. If during any month there is insufficient working capital to pay for operating expenses the Owner agreed to advance the required working capital until the balance of the Owner Working Capital Advance equals $150,000. Thereafter if additional working capital is necessary we as the manager will be required to loan it. Any advances we make will earn interest at a rate of 12% per annum and will be repaid as second priority behind owner's working capital advance but before owner's return of capital. At December 25, 2005 the owner had advanced $150,000.

612 Flower Daily Grill (Downtown). The Operating Agreement for the 612 Flower Daily Grill, LLC stipulates that each member is entitled to a preferred return on their capital contribution. If there is insufficient working capital to pay for operating expenses both the minority member and the Company shall provide a working capital additional capital contribution up to a maximum of $100,000. No working capital additional capital contributions have been necessary to date. We have also guaranteed the fifteen-year lease for this restaurant.

Chicago – The Grill on the Alley. We have guaranteed the repayment of the senior promissory note as well as the contributed capital for Chicago – The Grill on the Alley totaling $904,000 at December 25, 2005. All amounts guaranteed with respect to Chicago – The Grill on the Alley are reflected on our balance sheet as liabilities. In March 2006, the amounts owing on the senior promissory note were paid in full from funds provided under the Company's credit facility. For the next three years, on each anniversary of the repayment the Company is required to make a $50,000 payment to the holder of the note as an early termination payment.

Our San Jose Grill, Chicago – Grill on the Alley, Grill on Hollywood, South Bay Daily Grill and Downtown Daily Grill restaurants are each owned by limited liability companies (the "LLCs") for which we serve as manager and own a controlling interest. Each of the LLCs has minority interest owners, some of whom have participating rights in the joint venture such as the ability to approve operating and capital budgets and the borrowing of money. In connection with the financing of each of the LLCs, the minority members may have certain rights to priority distributions of capital until they have received a return of their initial investments ("Return of Member Capital") as well as rights to receive defined preferred returns on their invested capital ("Preferred Return").

Our Universal CityWalk Daily Grill is owned by a partnership for which we serve as manager. Our partner has certain rights to priority distribution of capital from the CityWalk partnership until they have received their initial investments ("Return of Member Capital").

The principal distribution provisions with respect to each of the restaurant LLCs and Partnerships are described below. In each instance, the balance of distributable cash represents cash available for distribution to the members after all obligations, including minimum working capital advances, have been satisfied. The distribution provisions outlined below are consistent with the order of distributions in a liquidation scenario and are utilized for purposes of allocated profits and losses under the liquidation model described elsewhere in this report.

San Jose Grill. Distributions from the San Jose Grill are allocated as follows: (1) until the return of the initial capital contributions and any additional capital contributions and preferred returns, (a) 10% to the Company, as manager, and (b) 50.05% of 90% to the Company and 49.95% of 90% to the investor members, and (2) thereafter, (a) 16.67% to the Company, as manager, and (b) 50.05% of 83.33% to the Company and 49.95% to the investor members.

Chicago – The Grill on the Alley. Distributions from Chicago – The Grill on the Alley are allocated as follows: (1) until return of the capital contributions and preferred return, 100% to the investor members, and (2) thereafter, 40% to the Company and 60% to the investor members.

Grill on Hollywood. Distributions from Grill on Hollywood are allocated as follows: (1) until the return of the investor member's initial capital contributions, 10% to the Company, as manager, and 90% to the investor members, (2) thereafter and until the return of the Company's initial capital contributions, 90% to the Company and 10% to the investor members, (3) thereafter and until return of the preferred returns, 10% to the Company and 90% to the investor members, and (4) thereafter, 51% to the Company and 49% to the investor members.

South Bay Daily Grill. Distributions from South Bay Daily Grill are allocated as follows: (1) until payment in full of all deferred management fees, 100% to the Company, as manager, (2) thereafter, until return of any additional capital contributions, ratably between the Company and the investor members based on total additional capital contributions, (3) thereafter, until $300,000 of distributions are paid, 33.3% to the Company and 66.67% to the investor members, (4) thereafter, until return of investor member's preferred return, 10% to the Company and 90% to the investor members, (5) thereafter, until the return of all investor member's capital contributions, 10% to the Company and 90% to the investor members, (6) thereafter, until return of the Company's preferred return, 90% to the Company and 10% to the investor members, (7) thereafter, until return of all of the Company's capital contributions, 90% to the Company and 10% to the investor members, and (8) thereafter, 50.1% to the Company and 49.9% to the investor members.

Universal CityWalk Daily Grill. Distributions from Universal CityWalk Daily Grill are allocated as follows: (1) until return of additional capital contributions 50% to the Company and 50% to the partner, (2) the next $550,000 to the partner, (3) then until unpaid preferred return is paid in full 100% to the partner, (4) then 80% to the partner and 20% to the Company until return of initial capital contribution and (5) thereafter, 50% to the Company and 50% to the partner.

Downtown Daily Grill. Distributions from Downtown Daily Grill are allocated as follows: (1) until return of all initial capital contributions, (a) 10% to the Company, as manager, and (b) 15.03% to the Company, as a member, and 74.97% to the investor members, (2) thereafter, until the return of all additional capital contributions, ratably among the Company and the investor members based on their additional capital contributions, (3) thereafter, until repayment of long term working capital loans by the Company, 100% to the Company, and (4) thereafter, (a) 8.335% to the Company, as manager, and (b) 50% to the Company, as a member, and 41.665% to the investor members.

The following tables set forth a summary for each of the LLCs and the partnership of (1) the initial capital contributions of the Company and the minority LLC members or partner (the "Members"), (2) additional capital contributions, (3) the distributions of capital to the Members and/or us during the year ended December 25, 2005, (4) the unreturned balance of the capital contributions of the Members and/or us at December 25, 2005, (5) the Preferred Return rate to Members and/or us, (6) the accrued but unpaid preferred returns due to the Members and/or us at December 25, 2005, and (7) the management incentive fees, if any, payable to us.

	San Jose		Chicago Grill on the Alley		The Grill on Hollywood LLC	
	Members	Company	Members	Company	Members	Company
Initial Capital Contribution:	$1,149,650	$350,350	$ 1,700,000(b)	—	$1,200,000	$250,000
Distributions of profit and note repayments during the year ended December 25, 2005:	$ 228,000	$228,000	$ 252,000	—	—	—
Unreturned Initial Capital Contributions at December 25, 2005:	—	—	$ 904,000	—	$1,200,000	$250,000
Preferred Return rate:	10%	10%	8%		12%	12%
Accrued but unpaid Preferred Returns at December 25, 2005:	—	—	—		(d)	(d)
Management Fee:		5%		5%		5%

	South Bay Daily Grill (Continental Park LLC)		Universal CityWalk Daily Grill		Downtown Daily Grill (612 Flower Daily Grill, LLC)	
	Members	Company	Members	Company	Members	Company(e)
Initial Capital Contribution:	$1,000,000	$350,000	$1,100,000	—	$ 1,375,000	$ 275,000
Additional capital contributions	—	$100,000	$ 296,106	$296,106	—	—
Distributions of profit during the year ended December 25, 2005:	—	—	—	—	—	—
Unreturned Initial and Additional Capital Contributions at December 25, 2005:	$1,000,000	$350,000	$1,396,106	$296,106	$ 1,375,000	$ 275,000
Preferred Return rate:	10%	10%(c)	—	—	9%	9%
Accrued but unpaid Preferred Returns at December 25, 2005:	(d)	(d)	(d)	—	$ 72,254	$ 18,584
Management Fee:		5%		5%		5%

(a) The initial capital contributions of the Members of San Jose Grill LLC consisted of a capital contribution of $349,650 and a loan of $800,000.

(b) The initial capital contributions of the Members of Chicago – Grill on the Alley LLC consisted of a capital contribution of $1,000 and a loan of $1,699,000. $1,189,000 of the loan was converted to capital in 1999. Under the terms of the joint venture agreement, the LLC is obligated to repay both the converted capital and loan and the Company guaranteed the joint venture's payment of these obligations. Distributions of capital and note repayments for the year ended December 25, 2005 includes $172,000 of capital and note repayments and $80,000 of interest and preferred return. No losses are allocated to the minority interest partner as the investor has no equity at risk. The loan of $1,699,000 is reflected on the balance sheet as notes payable-related parties.

(c) The Company's preferred return with respect to the South Bay Daily Grill is based on unrecovered capital contribution and accrued but unpaid management fees.

(d) Due to the poor performance of the restaurant the preferred return is not being accrued. The Company is not liable to pay the preferred return distributions, such that they represent a non-recourse obligation of the subsidiary entity. If preferred returns were accrued for The Grill on Hollywood the Member would have an accrued preferred return of $766,000 and the Company would have an accrued preferred return of $160,000. If preferred returns were accrued for South Bay Daily Grill the Member would have an accrued preferred return of $353,000 and the Company would have an accrued preferred return of $137,000. If preferred returns were accrued for the CityWalk Partnership the Member would have an accrued return of $528,000.

(e) The Company is a non-managing member and a wholly owned subsidiary of the Company is the Manager of this restaurant.

Off-Balance Sheet Arrangements. At December 25, 2005, we had no off-balance sheet arrangements of the nature described in Item 303(a)(4) of Regulation S-K.

Capital Expenditures. Management anticipates that new non-hotel based restaurants will cost between $1 million and $3 million per restaurant to build and open depending upon the size, location and available tenant allowances. Hotel based restaurants may involve remodeling existing facilities, substantial capital contributions from the hotel operators and other factors which will cause the cost to us of opening such restaurants to be less than our cost to build and open non-hotel based restaurants.

Capital expenditures were $1.4 million in 2003, $2.9 million in 2004 and $3.7 million in 2005. Capital expenditures in fiscal 2006 are expected to be between $0.8 million and $4.0 million, primarily for the development of new restaurants, capital replacements and refurbishing existing restaurants. The amount of actual capital expenditures will be dependent upon, among other things, the proportion of free standing versus hotel based properties as hotel based restaurants are expected to generally require lower capital investment on our part. In addition, if we open more, or less, restaurants than we currently anticipate, our capital requirements will increase, or decrease, accordingly.

In September 2005 we signed a lease for a owned Grill restaurant in Dallas, Texas. The restaurant began construction in February 2006 and is expected to open in the summer of 2006. Construction of the restaurant is being paid for through a $2.0 million tenant improvement allowance, equipment financing and existing cash.

Convertible Securities and Warrants. We previously issued various convertible securities, warrants and common stock to finance restaurant openings in 1997 and 1998. 500 shares of Series II 10% Convertible Preferred Stock issued in that transaction remained outstanding at December 25, 2005. All warrants issued in that transaction expired in 2002.

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of our common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at our option, in common stock at the then applicable conversion price. The Series II Convertible Preferred Stock is subject to redemption, in whole or in part, at our option on or after the second anniversary of issuance at $1,000 per share. Accrued dividends in arrears total $426,000 at December 25, 2005 and $376,000 at December 26, 2004.

In 1999, in connection with the funding and opening of the Chicago – The Grill on the Alley, we issued a series of warrants to the member investor of Chicago – The Grill on the Alley consisting of (1) 177,083 warrants exercisable at $4.00 per share which expired in 2005; (2) 17,708 warrants exercisable at $4.00 per share if and when we exercise the first renewal option on the restaurant lease and expire in June 2010; and (3) 8,854 warrants exercisable at $4.00 per share if and when we exercise the second renewal option on the restaurant lease and expire in June 2015.

In 2000, in connection with a loan from two entities controlled by an individual that subsequently became a director of the Company, we issued 40,000 warrants exercisable at $1.406 per share and expiring in June 2005. Those warrants were exercised in 2004 pursuant to cashless exercise provisions contained in the warrants and resulted in the issuance of 15,920 shares of common stock. In July 2001, an additional 32,058 warrants exercisable at $2.77 per share were issued in connection with the loan. Those warrants were exercised in 2005 pursuant to cashless exercise provisions contained in the warrants and resulted in the issuance of 6,154 shares of common stock.

In 2000, in connection with guarantees of our bank lending facility, we issued 150,000 warrants to two of our directors who are also principal shareholders. The warrants were exercisable at $1.406 per share and expire in June 2005. Those warrants were exercised in 2004 pursuant to cashless exercise provisions contained in the warrants and resulted in the issuance of 82,562 shares of common stock. In 2001, an additional 150,000 warrants exercisable at $2.12 per share were issued in connection with the guarantee. Those warrants were exercised in 2005 pursuant to cashless exercise provisions contained in the warrants and resulted in the issuance of 58,995 shares of common stock.

In July 2001, we completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which we sold 666,667 shares of restricted common stock and 666,667 stock purchase warrants exercisable at $2.00 to Starwood for $1,000,000. Concurrently, we sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants exercisable at $2.25 to other strategic investors for $1,000,000. All warrants issued in the transaction expire in July 2006.

Starwood Alliance

In conjunction with the July 2001 investment by Starwood, we and Starwood entered into a Development Agreement under which we and Starwood agreed to jointly develop our restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either we or Starwood may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

Under the Development Agreement, we are obligated to issue to Starwood warrants to acquire a number of shares of our common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of our branded restaurants. If the market price of our common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of our common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, we will be obligated to issue to Starwood a warrant to purchase a number of shares of our common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, we shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood substantially curtailed new development activities and only two management agreements have, as yet, been entered into under the Development Agreement. The exclusivity portions of the agreement have terminated due to the lack of performance on Starwood's part.

Short-Term Financing Requirements

Management believes that we have adequate resources on hand and operating cash flow to sustain operations for at least the following 12 months through March 2007. We project increased operating cash flows in 2006 which, when added to existing cash balances, will allow us to meet all operating, investing and financing needs. Such projections are based on sales increases due to store openings, as well as modest increases in same store sales. In the event of a decline in sales, as a result of deterioration of the economy or the hospitality industry or other factors, management believes it can respond to such a decrease in sales through cost controls, reductions in discretionary capital improvements and borrowings under the existing credit facility. In order to fund the opening of additional restaurants, we might require additional capital that might be raised through the issuance of debt or equity securities, or the formation of additional investment/loan arrangements, or a combination thereof. In March 2006 we obtained a new line of credit to fund future growth. The new line provides a revolving term loan of the lesser of $8 million or 2.25 times the trailing twelve month EBITDA with interest only payments at approximately 10.5% with a maturity of March 10, 2011. We are currently in discussions regarding several potential restaurant locations however, other than our planned opening of a Grill in Dallas, Texas, as of March 15, 2006, we had no commitments to lease additional space or open additional restaurants. See "Business – Business Expansion" and "Management's Discussion and Analysis – Certain Factors Affecting Future Operating Results."

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Principals of Consolidation and Minority Interests. Our restaurant operations are conducted through multiple wholly-owned subsidiaries as well as through five majority-owned limited liability companies and through a 50% owned joint venture. Our consolidated financial statements include balance sheet and income statement items, after eliminating inter-company accounts and transactions, of each wholly-owned and majority-owned subsidiary and entities consolidated under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The allocated interest of the earnings or loss of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected in a single statement of operations entry, with minority interests in earnings being a reduction in net income and minority interests in losses being an increase in net income. The proportionate interest in the equity of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected as a single balance sheet entry between liabilities and stockholders' equity.

We allocate profits and losses to the minority interest in our majority-owned subsidiaries based on the underlying economics of the investment. These may or may not reflect our ownership percentage and can be inconsistent with the allocation provisions specified in the joint venture agreements. Where there is a disparity among the ownership percentages, the terms of the agreements and the underlying economics, we utilize a hypothetical liquidation model to allocate profits and losses. Under this model, all of the ventures' assets and liabilities as reflected in the balance sheet are assumed to be realized at their GAAP carrying values. The hypothetical liquidating proceeds are calculated at the end of each period and applied to the capital accounts as would occur under a true liquidation scenario. The change in this balance from period to period represents the investors' share of the income or loss.

Under FIN 46, an entity is considered to be a variable interest entity ("VIE") when it has equity investors which lack the characteristics of a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor is the primary beneficiary and will absorb a majority of the VIE's expected losses or residual returns if they occur.

Management has assessed all entities which are not wholly owned by us to determine if these entities would be considered VIEs and whether we would be considered the primary beneficiary. It was determined that all of the following entities would be considered VIEs: The San Jose Grill LLC, Chicago – The Grill on the Alley LLC, The Grill on Hollywood LLC, The Daily Grill at Continental Park LLC, 612 Flower Daily Grill LLC and the Universal CityWalk Daily Grill joint partnership. We determined that we are the primary beneficiary for all these entities.

Impairment of Long-Lived Assets. We review all long-lived assets on a regular basis to determine if there has been impairment in the value of those assets. If, upon review, it is determined that the carrying value of those assets may not be recoverable, we will record a charge to earnings and reduce the value of the asset on the balance sheet to the amount determined to be recoverable.

For purposes of evaluating recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows of the individual restaurants and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis.

Based on our review of our presently operating restaurants and other long-lived assets, during the fiscal year ended December 25, 2005, we recorded no impairments of our long-lived assets.

Valuation of Accounts Receivable. We review all of our accounts receivable on a regular basis to determine the collectability of each account based on age, response to collection efforts, and other factors. We establish a reserve for those accounts where collection seems doubtful. If a determination is made that the customer will definitely not pay, the amount is written off against the reserve.

Based on our review at December 25, 2005, the current reserve for uncollectable accounts receivable is adequate.

Recording Reimbursable Costs. We operate a number of restaurants under management agreements whereby we are responsible for all aspects of restaurant operation. For our services, we typically receive a management fee based on a percentage of revenue and an incentive fee which is usually a profit sharing arrangement. Under the terms of the management agreements, we are hired as an independent contractor and are responsible for all debts and liabilities of the restaurant. Additionally, all employees are employees of Grill Concepts, not the individual restaurant. Although payroll and other operating expenses are paid out of an agency bank account belonging to the restaurant, based on the weight of the indicators identified in EIFT 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred," and EITF 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," we consider ourselves the primary obligor in these arrangements. Accordingly, we recognize restaurant expenses of the managed outlets in our financial statements and record the reimbursement for such expenses as revenues.

HRP. The Company is party to mirroring put and call options whereby HRP has the right to require the Company to buy HRP and the Company has the right to buy HRP on substantially identical terms. The Company concluded that the options relating to HRP would be defined as a derivative under FAS 133. However, because the purchase price was based on a floating price, it was determined that the value of the put and call would be identical so long as the formula resulted in a representative fair value of HRP.

The Company concluded that the multiple was based on fair value because the original formula was negotiated between two parties. This fact was reconfirmed when the HRP agreement was amended approximately three years later at the time the Company entered into a development agreement with Starwood Hotels and the multiple for the HRP put and call options did not change. We believe the multiple used in the formula to be within a tolerable range of those found in the marketplace. Therefore, management believes that the formula is a reasonable approximation of fair value of the HRP business that results in the put and call options having similar values. Additionally, because fair market puts and calls have little value on their own, any asset and liability related to these would be insignificant. No derivative accounting is necessary in these circumstances and therefore, no accounting recognition has been made in the financial statements.

The Company will continue to evaluate the appropriateness of formula to market conditions to ensure it represents fair market value, and will continue to evaluate the formula going forward and to the extent it no longer represents fair market value, will account for the derivative appropriately.

Certain Factors Affecting Future Operating Results

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: adverse weather conditions and other conditions affecting agricultural output which may cause shortages of key food ingredients and volatility of food prices and which, in turn, may reduce operating margins; changes in consumer tastes, demographics and adverse economic conditions which may result in reduced frequency of dining at our restaurants; the dependence on key personnel and ability to attract and retain qualified management and restaurant personnel to support existing operations and future growth; regulatory developments, particularly relating to labor matters (i.e., minimum wage, health insurance and other benefit requirements), health and safety conditions, service of alcoholic beverages and taxation, which could increase the cost of restaurant operations; establishment of market position and consumer acceptance in new markets in light of intense competition in the restaurant industry and the geographic separation of senior management from such markets; potential delays in securing sites for new restaurants and delays in opening restaurants which may entail additional costs and lower revenues than would otherwise exist in the absence of such delays; the availability of capital to fund future restaurant openings; rising energy costs and the occurrence of rolling blackouts in California which may result in higher occupancy costs and periodic restaurant closures; and, other risks described more fully in "Risk Factors" beginning on page 14.

New Accounting Requirements

In June 2005, the EITF issued EITF Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-06"). EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provision of EITF 05-06 are effective for leasehold improvements purchased or acquired beginning July 2005. The adoption of EITF 05-06 did not have a material impact on the Company's consolidated financial statements.

In October 2005, the FASB posted FASB Staff Position (FSP) 13-1, which requires that rental costs incurred during and after a construction period for the right to control the use of a leased asset during and after construction of a lessee asset to be recognized as rental expense. The provisions of FSP 13-1 shall be applied to the first reporting period beginning after December 15, 2005. The Company's existing accounting policy for rental costs incurred during and after the construction period conforms to FSP 13-1. The adoption of FSP 13-1 will not have a material impact on the Company's consolidated financial statements.

In April 2004, the EITF reached final consensus on EITF 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128," which requires companies that have participating securities to calculate earnings per share using the two-class method. This method requires the allocation of undistributed earnings to the common shares and participating securities based on the proportion of undistributed earnings that each would have been entitled to had all the period's earnings been distributed. EITF 03-06 is effective for fiscal periods beginning after March 31, 2004 and earnings per share reported in prior periods presented must be retroactively adjusted in order to comply with EITF 03-06. The Company adopted EITF 03-06 for the quarter ended June 27, 2004, however there has been no impact on the Company's financial statements as the preferred shares are not participating securities.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

As permitted by Statement 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share above.

We expect to adopt Statement 123(R) in the first quarter of 2006.

Impact of Inflation

Substantial increases in costs and expenses, particularly food, supplies, labor and operating expenses, could have a significant impact on our operating results to the extent that such increases cannot be passed along to customers. We do not believe that inflation has materially affected our operating results during the past two years.

A majority of our employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. Our cost of operations have been affected by several increases in the Federal and State minimum wage in recent years. In addition, further increases in the minimum wage are also being discussed by the federal and various state governments. Although we have been able to and will continue to attempt to pass along increases in costs through food and beverage price increases, there can be no assurance that all such increases can be reflected in our prices or that increased prices will be absorbed by customers without diminishing, to some degree, customer spending at its restaurants.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on funded debt. This exposure relates to our credit line facility. At December 25, 2005 there are no borrowings under the credit line. Borrowings under the credit facility bear interest at the lender's prime rate. A hypothetical 1% interest rate change would not have a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements, together with the reports of independent registered public accounting firms appear herein. See Index to Financial Statements on page F-1 immediately following the signature page of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of December 25, 2005, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on the totality of the aforementioned, we concluded that our disclosure controls and procedures were effective as of December 25, 2005.

Change in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

Information with respect to our executive officers is included in Part I.

Item 11. Executive Compensation

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Report:

(1) Consolidated Financial Statements: See Index to Financial Statements on page F-1 of this report for financial statements and supplementary data filed as part of this report.

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts and Allowances

(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of Grill Concepts, Inc.(3)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc.(4)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc. dated August 1999(8)
3.4	Certificate of Amendment of Restated Certificate of Incorporation of Grill Concepts, Inc., dated July 3, 2001(15)
3.5	Bylaws, as amended, of Grill Concepts, Inc.(1)
3.6	Amendment to Bylaws of Magellan Restaurant Systems, Inc. dated December 31, 1994(2)
4.1	Certificate of Designation fixing terms of Series II Preferred Stock(4)
4.2	Specimen Common Stock Certificate(1)
10.1	Operating Agreement for San Jose Grill LLC, dated June 1997(5)
10.2	Amendment, dated December 1997, to Operating Agreement for San Jose Grill LLC(5)
10.3	Blanket Conveyance, Bill of Sale and Assignment between Grill Concepts, Inc. and Air Terminal Services, Inc.(6)
10.4	License Agreement between Grill Concepts, Inc. and Airport Grill, L.L.C.(6)
10.5	Agreement, dated August 27, 1998, between Grill Concepts, Inc. and Hotel Restaurant Properties, Inc.(6)
10.6	Restaurant Management Agreement between Grill Concepts, Inc., Hotel Restaurant Properties, Inc. and CapStar Georgetown Company, L.L.C. for the Georgetown Inn(6)
10.7	Loan Agreement between Grill Concepts, Inc. and The Wolff Revocable Trust of 1993(7)
+10.8	Grill Concepts, Inc. 1998 Comprehensive Stock Option and Award Plan, as amended February 27, 2001(9)
10.9	Chicago – Grill on the Alley First Extension Warrant(10)
10.10	Chicago – Grill on the Alley Second Extension Warrant(10)
10.11	Guaranty – Michigan Avenue Group Note(10)
10.12	Operating Agreement for Chicago – The Grill on the Alley LLC(10)
10.13	Indemnification Agreement between Grill Concepts, Inc., Lewis N. Wolff and the Lewis N. Wolff Revocable Trust of 1993 and Michael S. Weinstock and Michael S. Weinstock Trustee of the Michael S. Weinstock Living Trust(11)
10.14	Form of Letter Agreement regarding Loan Facility(11)
10.15	Form of four year 9% Promissory Note(11)
10.16	Form of Warrant issued in connection with Promissory Notes(11)
10.17	Guarantee Agreement dated July 11, 2000 with Michael Weinstock and Lewis Wolff(11)
10.18	Form of Warrant issued in connection with Loan Guaranty(11)
10.19	Michael Grayson Warrant(14)
10.20	Daily Grill Restaurant Management Agreement, dated February 5, 2001, between Grill Concepts Management, Inc., Hotel Restaurant Properties II Management, Inc., and Handlery Hotel, Inc.(12)
10.21	Subscription Agreement, dated May 16, 2001, by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.(14)
10.22	Development Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.(14)

Exhibit Number	Description of Exhibit
10.23	Investor Rights Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.(14)
10.24	Stockholders' Agreement by and between Grill Concepts, Inc., Starwood Hotels & Resorts Worldwide, Inc., Robert Spivak, Michael Weinstock, Lewis Wolff, Keith Wolff and Wolff Revocable Trust of 1993.(13)
10.25	Form of $2.00 Warrant.(14)
10.26	Amendment to Hotel Restaurant Properties, Inc. Agreement, dated July 27, 2001(15)
+10.27	Employment Agreement, dated January 1, 2004, with Robert Spivak(17)
+10.28	Consulting Agreement with Robert Spivak(17)
+10.29	Employment Agreement, dated June 22, 2004, with Philip Gay(18)
+10.30	Form of Stock Option Agreement(19)
10.31	Change of Control Severance Agreement Form(20)
10.32	Credit Agreement, dated as of March 10, 2006, between Grill Concepts, Inc. and Diamond Creek Investment Partners, LLC(21)
10.33	Fee Letter, dated March 10, 2006, between Grill Concepts, Inc. and Diamond Creek Investment Partners LLC(21)
+10.34	Employment Agreement, effective March 3, 2006, with Philip Gay(22)
14.1	Code of Business Ethics – CEO and Senior Financial Officers(16)
14.2	Code of Ethics(16)
21.1*	Subsidiaries of Registrant
23.1*	Consent of Moss Adams LLP
23.2*	Consent of PricewaterhouseCoopers LLP
31.1*	Section 302 Certification of CEO
31.2*	Section 302 Certification of CFO
32.1*	Certification of CEO Pursuant to 18.U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of CFO Pursuant to 18.U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Compensatory plan or management agreement.

* Filed herewith

(1) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993.

(2) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form S-4 (Commission File No. 33- 85730) declared effective by the Securities and Exchange Commission on February 3, 1995.

(3) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993 and the exhibits filed with the Registrant's Current Report on Form 8-K dated March 3, 1995.

(4) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended June 29, 1997.

(5) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 28, 1997.

(6) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended September 27, 1998.

(7) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 27, 1998.

(8) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended June 27, 1999.

(9) Incorporated by reference to the Company's Definitive Proxy Statement filed May 29, 2001.

(10) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-K for the year ended December 26, 1999.

(11) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended September 24, 2000.

(12) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(13) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended April 1, 2001.

(14) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated May 16, 2001.

(15) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended July 1, 2001.

(16) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-K for the year ended December 28, 2003.

(17) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended March 28, 2004.

(18) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended June 27, 2004.

(19) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated August 8, 2005.

(20) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended September 25, 2005.

(21) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated March 10, 2006.

(22) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated March 13, 2006.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRILL CONCEPTS, INC.

Dated: April 3, 2006

By: /s/ Robert Spivak
Robert Spivak
President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Spivak Robert Spivak	President, Chief Executive Officer and Director (Principal Executive Officer)	April 3, 2006
/s/ Michael Weinstock Michael Weinstock	Chairman of the Board of Directors and Executive Vice President	April 3, 2006
/s/ Bruce Schwartz Bruce Schwartz	Director	April 3, 2006
/s/ Glenn Golenberg Glenn Golenberg	Director	April 3, 2006
/s/ Richard Dantas Richard Dantas	Director	April 3, 2006
/s/ Stephen Ross Stephen Ross	Director	April 3, 2006
/s/ Lewis Wolff Lewis Wolff	Director	April 3, 2006
/s/ Philip Gay Philip Gay	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	April 3, 2006

GRILL CONCEPTS, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

Allowance for Doubtful Accounts:

Year Ended	Balance at Beginning of Year	Additions Charged to Operations	Net Deductions	Balance at End of Year
December 28, 2003	$ 46,000	$ 29,000	$ 62,000	$ 13,000
December 26, 2004	$ 13,000	$134,000	$ 4,000	$ 143,000
December 25, 2005	$ 143,000	$ 95,000	$ —	$ 238,000

Valuation Allowance for Deferred Taxes:

Year Ended	Balance at Beginning of Year	Additions Charged to Operations	Net Deductions	Balance at End of Year
December 28, 2003	$3,472,000	$ 76,000	$ —	$3,548,000
December 26, 2004	$3,548,000	$ 22,000	$ —	$3,570,000
December 25, 2005	$3,570,000	$497,000	$719,000	$3,348,000

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GRILL CONCEPTS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Grill Concepts, Inc.

We have audited the accompanying consolidated balance sheet of Grill Concepts, Inc. and subsidiaries as of December 25, 2005 and December 26, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. Our audit also included the financial statement schedule listed in Item 15(2) for the years ended December 25, 2005 and December 26, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grill Concepts, Inc. and subsidiaries as of December 25, 2005 and December 26, 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MossAdams, LLP

Los Angeles, California
March 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Grill Concepts, Inc.

In our opinion, the consolidated statements of operations, of stockholders' equity and of cash flows for the year ended December 28, 2003 referred to under Item 15(a)(1) and listed in the index appearing on page F-1, present fairly, in all material respects, the results of operations and cash flows of Grill Concepts, Inc. and its subsidiaries for the year ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule as of and for the year ended December 28, 2003 listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," (FIN 46) effective December 29, 2003, and has applied the retroactive adoption provisions of FIN 46 in these consolidated annual financial statements.

PricewaterhouseCoopers LLP

Los Angeles, California
March 11, 2004, except for (i) the restatements as described in Note 1 under the headings "Stock Compensation and Miscellaneous Adjustments" and "Joint Venture Accounting and Miscellaneous Adjustments", which appear in the consolidated financial statements included in the Company's Form 10-K/A Amendment No. 2 for the year ended December 28, 2003 and are not presented herein, as to which the dates are May 14, 2004 and October 11, 2004, respectively, (ii) the effect of the retroactive adoption of FIN 46 described in Note 2 to the accompanying consolidated financial statements, as to which the date is as of October 11, 2004, and (iii) the restatement described in Note 1 under the heading "Restatement of Financial Statements", which appears in the consolidated financial statements included in the Company's Form 10-K for the year ended December 26, 2004 and are not presented herein, as to which the date is as of May 5, 2005.

GRILL CONCEPTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 25, 2005	December 26, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,161,000	$ 1,407,000
Inventories	727,000	620,000
Receivables, net of reserve ($238,000 and $143,000 in 2005 and 2004, respectively)	784,000	836,000
Reimbursable costs receivable	912,000	928,000
Prepaid expenses and other current assets	401,000	2,372,000
Total current assets	5,985,000	6,163,000
Furniture, equipment and improvements, net	13,372,000	11,864,000
Goodwill, net	205,000	205,000
Restricted cash	1,042,000	882,000
Note receivable	90,000	101,000
Deferred tax asset	577,000	—
Liquor licenses	426,000	350,000
Other assets	276,000	184,000
Total assets	$21,973,000	$ 19,749,000
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,457,000	$ 1,988,000
Accrued expenses	4,533,000	2,548,000
Accrued managed outlet operating expenses	912,000	928,000
Current portion of long-term debt	48,000	196,000
Current portion notes payable – related parties	312,000	294,000
Total current liabilities	7,262,000	5,954,000
Long-term debt	206,000	148,000
Notes payable – related parties	671,000	829,000
Other long-term liabilities	7,398,000	8,054,000
Total liabilities	15,537,000	14,985,000
Minority interest	1,630,000	934,000
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred Stock, 1,000,000 shares authorized, 996,935 shares undesignated in 2005 and 2004	—	—
Series II, 10% Convertible Preferred Stock, $.001 par value; 500 shares authorized, 500 shares issued and outstanding in 2005 and 2004, liquidation preference of $926,000 and $876,000 in 2005 and 2004, respectively	—	—
Common Stock, $.00004 par value; 12,000,000 shares authorized in 2005 and 2004, 5,728,495 issued and outstanding in 2005 and 5,650,146 issued and outstanding in 2004	—	—
Additional paid-in capital	13,686,000	13,649,000
Accumulated deficit	(8,880,000)	(9,819,000)
Total stockholders' equity	4,806,000	3,830,000
Total liabilities, minority interest and stockholders' equity	$21,973,000	$ 19,749,000

The accompanying notes are an integral part of these consolidated financial statements.

GRILL CONCEPTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 25, 2005	December 26, 2004	December 28, 2003
Revenues:			
Sales	$ 54,706,000	$ 49,938,000	$ 45,858,000
Cost reimbursements	14,299,000	12,439,000	9,728,000
Management and license fees	1,683,000	1,282,000	1,037,000
Total revenues	70,688,000	63,659,000	56,623,000
Operating expenses:			
Cost of sales (exclusive of depreciation, presented separately below)	15,446,000	14,465,000	13,274,000
Restaurant operating expenses	32,844,000	30,552,000	28,050,000
Reimbursed costs	14,299,000	12,439,000	9,772,000
General and administrative	4,868,000	4,472,000	3,696,000
Depreciation and amortization	2,248,000	2,005,000	1,816,000
Pre-opening costs	301,000	167,000	182,000
Gain on sale of assets	(5,000)	(2,000)	(11,000)
Total operating expenses	70,001,000	64,098,000	56,779,000
Income (loss) from operations	687,000	(439,000)	(156,000)
Interest expense, net	(3,000)	(98,000)	(138,000)
Interest expense – related parties	(125,000)	(174,000)	(193,000)
Income (loss) before provision for income taxes and minority interest	559,000	(711,000)	(487,000)
Provision for income taxes	(179,000)	(65,000)	(89,000)
Income (loss) before minority interest	380,000	(776,000)	(576,000)
Minority interest in net loss of subsidiaries	559,000	814,000	704,000
Net income	939,000	38,000	128,000
Preferred dividends accrued	(50,000)	(50,000)	(50,000)
Net income (loss) applicable to common stock	$ 889,000	$ (12,000)	$ 78,000
Net income per share applicable to common stock:			
Basic net income	$ 0.16	$ —	$ 0.01
Diluted net income	$ 0.14	$ —	$ 0.01
Average-weighted shares outstanding:			
Basic	5,691,523	5,608,541	5,537,071
Diluted	6,251,042	5,608,541	5,640,842

The accompanying notes are an integral part of these consolidated financial statements.

GRILL CONCEPTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series II Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 29, 2002	500	$ —	5,537,071	$ —	$ 13,601,000	$ (9,985,000)	$ 3,616,000
Net income	—	—	—	—	—	128,000	128,000
Balance, December 28, 2003	500	—	5,537,071	—	13,601,000	(9,857,000)	3,744,000
Exercise of stock options and warrants			113,075		48,000		48,000
Net income	—	—	—	—	—	38,000	38,000
Balance, December 26, 2004	500	—	5,650,146	—	13,649,000	(9,819,000)	3,830,000
Exercise of stock options and warrants	—	—	78,349	—	37,000	—	37,000
Net income	—	—	—	—	—	939,000	939,000
Balance, December 25, 2005	500	$ —	5,728,495	$ —	$ 13,686,000	$ (8,880,000)	$ 4,806,000

The accompanying notes are an integral part of these consolidated financial statements.

GRILL CONCEPTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 25, 2005	December 26, 2004	December 28, 2003
Cash flows from operating activities:			
Net income	$ 939,000	$ 38,000	$ 128,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,248,000	2,005,000	1,816,000
Stock based compensation expense (income)	—	(84,000)	168,000
Provision for doubtful accounts	95,000	130,000	(33,000)
Amortized deferred rent and lease incentives	(656,000)	(342,000)	(72,000)
Deferred income taxes	(577,000)	—	—
Gain on sale of assets	(5,000)	(2,000)	(11,000)
Minority interest in net loss of subsidiaries	(559,000)	(814,000)	(704,000)
Changes in operating assets and liabilities:			
Inventories	(107,000)	(35,000)	(103,000)
Receivables	(43,000)	(308,000)	(142,000)
Reimbursable costs receivable	16,000	(348,000)	(82,000)
Prepaid expenses and other current assets	120,000	91,000	(983,000)
Tenant improvement allowances	1,851,000	2,065,000	1,800,000
Other assets	(117,000)	73,000	34,000
Accounts payable	(531,000)	942,000	28,000
Accrued expenses	1,909,000	374,000	(81,000)
Reimbursable costs payable	(16,000)	348,000	82,000
Net cash provided by operating activities	4,567,000	4,133,000	1,845,000
Cash flows from investing activities:			
Change in restricted cash	(160,000)	(810,000)	544,000
Proceeds from disposal of fixed assets	5,000	5,000	26,000
Repayments from managed outlets	—	—	64,000
Purchase of liquor licenses	(76,000)	—	(12,000)
Purchase of furniture, equipment and improvements	(3,731,000)	(2,866,000)	(1,389,000)
Net cash used in investing activities	(3,962,000)	(3,671,000)	(767,000)
Cash flows from financing activities:			
Capital contributions from minority interest members in LLCs	1,555,000	35,000	50,000
Return of capital, preferred return and profit to minority member	(228,000)	(171,000)	(275,000)
Proceeds from equipment financing	118,000	45,000	—
Collections of note receivable	15,000	15,000	15,000
Payments on long term debt	(208,000)	(284,000)	(445,000)
Payments on notes payable – related parties	(140,000)	(191,000)	(217,000)
Proceeds on exercise of stock options	37,000	—	—
Net cash provided by (used in) financing activities	1,149,000	(551,000)	(872,000)
Net increase (decrease) in cash and cash equivalents	1,754,000	(89,000)	206,000
Cash and cash equivalents, beginning of year	1,407,000	1,496,000	1,290,000
Cash and cash equivalents, end of year	$ 3,161,000	$ 1,407,000	$ 1,496,000
Supplemental cash flows information:			
Cash paid during the year for:			
Interest	$ 178,000	$ 141,000	$ 260,000
Income taxes	$ 384,000	$ 181,000	$ 175,000

The accompanying notes are an integral part of these consolidated financial statements.

GRILL CONCEPTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business, Organization and Basis of Presentation

General

Grill Concepts, Inc. (the "Company") is incorporated under the laws of the State of Delaware. The Company operates exclusively in the restaurant industry in the United States. At December 25, 2005, the Company owned and operated sixteen restaurants, consisting of nine Daily Grill restaurants in California; The Grill on the Alley ("The Grill"); The Grill in San Jose ("The San Jose Grill LLC"); The Grill in Chicago ("Chicago – The Grill on the Alley LLC"); The Grill on Hollywood ("The Grill on Hollywood, LLC"): one Daily Grill in Washington, D.C.; one Daily Grill in Virginia; and one Daily Grill in Maryland. Each of the Company's restaurants is owned and operated on a non-franchise basis by the Company. In addition the Company manages six Daily Grill restaurants and licenses two additional Daily Grill restaurants. During 2004 the San Jose City Bar and Grill terminated their license agreement.

Liquidity

At December 25, 2005, the Company had a working capital deficit of $1.3 million and a cash balance of $3.2 million as compared to a working capital surplus of $0.2 million and a cash balance of $1.4 million at December 26, 2004. The increase in the Company's cash was primarily attributable to cash provided by operations $4.6 million including tenant improvement allowances of $1.9 million and $1.6 million of capital contributions from minority interest members in the LLCs, partially offset by purchases of fixed assets of $3.7 million, increases in restricted cash $0.2 million and repayment of debt of $0.3 million.

The Company's need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Historically, the Company has funded its day-to-day operations through its operating cash flows which have ranged from $1.8 million to $4.6 million over the past three fiscal years. Growth has been funded through a combination of bank borrowings, loans from stockholders/officers, the sale of debentures and stock, loans and tenant allowances from certain of its landlords, and, beginning in 1999, through joint venture arrangements. Capital expenditures were $1.4 million in 2003, $2.9 million in 2004 and $3.7 million in 2005.

At December 25, 2005, the Company has a bank credit facility which will expire August 4, 2006. The terms of the bank credit facility provide for financing in the form of a revolving line of credit in the amount of $500,000, an irrevocable standby letter of credit in the amount of $860,000, increased to $1,010,000 in January 2006, and equipment financing in the amount of $500,000. In November 2005 the Company amended the equipment financing portion of the facility increasing the amount to $600,000 for equipment to be delivered on or before June 30, 2006, with payments to be for terms of three to five years with interest at the bank's reference rate. The facility is secured by assets and is subject to certain standard borrowing covenants. The Company has not utilized any funds from the current or prior lines of credit dating back to 2001 and only utilized $158,000 of the equipment financing. Interest is at the bank's variable reference rate.

At December 25, 2005, the Company had $143,000 owing under the above mentioned equipment financing, an obligation to a member of Chicago – The Grill on the Alley, LLC of $0.8 million for a guaranteed return of its invested capital, loans from stockholders/ officers/directors of $0.2 million, and loans/advances from a landlord of $0.1 million.

The Company projects increased operating cash flows in 2006 which, when added to existing cash balances, will allow it to meet all operating, investing and financing needs. Such projections are based on sales increases due to store openings, as well as modest increases in same store sales. Management believes it can respond to a decrease in sales through cost controls, reductions in discretionary capital improvements and borrowings under the credit facility. Management believes that the Company has adequate resources on hand and operating cash flows to sustain operations for at least the following 12 months through December 2006.

In March 2006 the Company signed a new financing agreement for a $8 million line of credit at which time the previous line of credit was terminated. (See Note 12 Subsequent Events.)

2. Summary of Significant Accounting Policies

Principles of Consolidation and Minority Interest

The consolidated financial statements for the period ended December 25, 2005 include the accounts of Grill Concepts, Inc. and its wholly-owned subsidiaries, which include The Grill on the Alley, Universal Grill Concepts, Inc., Grill Concepts Management, Inc., Grill Concepts CD, Inc., six majority-owned subsidiaries: The San Jose Grill LLC, Chicago – The Grill on the Alley, LLC, The Grill on Hollywood, LLC, the Daily Grill at Continental Park, LLC, and 612 Flower Daily Grill, LLC and Universal Grill Concepts Inc.'s investment in the Universal CityWalk Daily Grill. All significant inter-company accounts and transactions for the periods presented have been eliminated in consolidation. The allocated interest of the earnings or loss of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected in a single statement of operations line, with minority interests in earnings being a reduction in net income and minority interests in losses being an increase in net income. The proportionate interest in the equity of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected as a single balance sheet line between liabilities and stockholders' equity.

The Company allocates profits and losses to the minority interest in its partially owned subsidiaries based on the underlying economics of the investment. These may or may not reflect the Company's ownership percentage and can be inconsistent with the allocation provisions specified in the joint venture agreements. Where there is a disparity among the ownership percentages, the terms of the agreements and the underlying economics, the Company utilizes a hypothetical liquidation model to allocate profits and losses. Under this model, all of the venture's assets and liabilities as reflected in the balance sheet are assumed to be realized at their GAAP carrying values. The hypothetical liquidating proceeds are calculated at the end of each period and applied to the capital accounts as would occur under a true liquidation scenario. The change in this balance from period to period represents the investors' share of the income or loss.

We reported a minority interest in the loss of our majority owned subsidiaries of $559,000 during 2005, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $162,000, a minority interest in the loss of The Grill on Hollywood, LLC of $109,000, a minority interest in the loss of The Daily Grill at Continental Park, LLC of $194,000, a minority interest in the loss of the 612 Flower Daily Grill LLC of $138,000 and a partnership loss in the Universal CityWalk Daily Grill of $280,000. During 2004 we reported a minority interest in the loss of our majority owned subsidiaries of $814,000, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $154,000, a minority interest in the loss of The Grill on Hollywood, LLC of $357,000 and a minority interest allocation from The Daily Grill at Continental Park of $483,000, a minority interest in the loss of the 612 Flower Daily Grill LLC of $3,000 and partnership loss in the Universal CityWalk Daily Grill of $125,000.

Effective December 28, 2003, the Company retroactively adopted the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" and restated the prior period financial statements. Under FIN 46, an entity is considered to be a variable interest entity ("VIE") when it has equity investors which lack the characteristics of a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor is the primary beneficiary and will absorb a majority of the VIE's expected losses or residual returns if they occur.

Management has assessed all entities which are not wholly owned by the Company to determine if these entities would be considered VIEs and whether the Company would be considered the primary beneficiary. It was determined that all of the following entities would be considered VIEs: The San Jose Grill LLC, Chicago – The Grill on the Alley LLC, The Grill on Hollywood LLC, The Daily Grill at Continental Park LLC, 612 Flower Daily Grill and the Universal CityWalk Daily Grill joint partnership. The Company has determined it is the primary beneficiary for all these entities.

2. Summary of Significant Accounting Policies – (continued)

In connection with the building of a new restaurant, in June 2004, the 612 Flower Daily Grill, LLC was formed for the operation of the Daily Grill in downtown Los Angeles of which the Company owns 58.4%. Construction of the restaurant was funded primarily by a capital contribution of $1,375,000 from the minority interest member of the limited liability company and a tenant improvement allowance of $600,000 from the landlord. The Company has contributed $375,000 as its investment in the LLC. The restaurant opened May 31, 2005. The 612 Flower Daily Grill, LLC is considered a variable interest entity for which the Company is the primary beneficiary and consolidated financial statements include the accounts of the limited liability company with minority interest reflected according to provisions of the LLC agreement. The Company guaranteed the lease. Total assets and restaurant sales of the 612 Flower Daily Grill, LLC as of and for the year ended December 25, 2005 were approximately $2.4 million and $2.1 million, respectively.

In connection with the building of a new restaurant, in May 2002, The Daily Grill at Continental Park, LLC was formed for the operation of the Daily Grill at Continental Park in El Segundo, California of which the Company owns 50.1%. Construction of the restaurant has been funded primarily by a capital contribution of $1,000,000 from the minority interest member of the limited liability company and a tenant improvement allowance of $500,000 received from the landlord. The Company contributed $350,000 in July 2002 as its investment in the limited liability company. The restaurant opened January 16, 2003. The Daily Grill at Continental Park, LLC is considered a variable interest entity for which the Company is the primary beneficiary. Since adoption of FIN 46, the consolidated financial statements include the accounts of the limited liability company with minority interest reflected using the hypothetical liquidation model. Total assets and restaurant sales of the Daily Grill at Continental Park, LLC as of and for the year ended December 25, 2005 were approximately $1.4 million and $2.4 million, respectively.

In connection with the building of a new restaurant, in July 2001, The Grill on Hollywood, LLC was formed for the operation of "The Grill on Hollywood" restaurant in Hollywood, California, of which the Company owns 51%. Construction of the restaurant was funded by a capital contribution of $1,200,000 from the minority interest member and a tenant improvement allowance of up to $1,015,000 received from the landlord. The Company contributed $250,000 to the limited liability company. The LLC is considered a variable interest entity for which the Company is the primary beneficiary and is consolidated in the financial statements that include the accounts of the limited liability company with minority interest reflected using the hypothetical liquidation model. Total assets and restaurant sales of the Grill on Hollywood as of and for the year ended December 25, 2005 were approximately $0.8 million and $2.9 million, respectively.

In connection with the building of a new restaurant in June 1999, the Universal CityWalk Daily Grill joint partnership was formed for the purpose of owning and operating the "Daily Grill Short Order" restaurant located in the retail and entertainment district of Universal CityWalk Hollywood in Universal City, California. The partners of the entity are Universal Grill Concepts, Inc., a wholly owned subsidiary of the Company, which holds a partner's percentage interest of 50%, and Universal Studios Development Venture Six, a California corporation which holds the remaining partnership percentage interest of 50%. The joint venture is considered a variable interest entity for which the Company is the primary beneficiary. Upon adoption of FIN 46, the Company consolidated the results of the joint venture. Total assets and restaurant sales of the Universal Grill as of and for the year ended December 25, 2005 were approximately $0.8 million and $2.0 million, respectively.

In connection with the building of a new restaurant, in February 1999, Chicago – The Grill on the Alley, LLC was formed for the operation of "The Grill on the Alley" restaurant in Chicago, Illinois, of which the Company owns 60.0%. Construction of the restaurant was funded primarily by a capital contribution of $1,190,000 and a loan of $510,000 from the minority interest member of the limited liability company and $750,000 of equipment financing. Chicago – The Grill on the Alley is considered a variable interest entity for which the company is the primary beneficiary. As a result of the adoption of FIN 46, the consolidated financial statements include the accounts of the limited liability company. Under the terms of the joint venture agreement, the limited liability company is obligated to repay both the capital contribution of the minority interest member and the loan, both of

2. Summary of Significant Accounting Policies – (continued)

which accrue interest at eight percent per annum. The Company has guaranteed the joint venture's repayment of both the loan and the contributed capital and therefore recorded the full amount of this obligation as part of related party debt and not as minority interest. Losses generated by the limited liability company have been recognized in the Company's statement of operations with no allocation to the minority interest member. Total assets and restaurant sales of Chicago – The Grill on the Alley LLC as of and for the year ended December 25, 2005 were approximately $1.6 million and $5.4 million, respectively.

In connection with the building of a new restaurant, in January 1998, The San Jose Grill LLC was formed for the operation of "The Grill" restaurant in San Jose, California, of which the Company owns 50.05%. Construction of the restaurant was funded primarily by a capital contribution from the Company of $350,350 and by a capital contribution of $349,650 and a $800,000 loan from the minority interest member of the limited liability company. The San Jose Grill LLC is considered a variable interest entity for which the Company is the primary beneficiary. As a result of the adoption of FIN 46 the consolidated financial statements include the accounts of the limited liability company with minority interest reflected according to the provisions of the LLC agreement. Total assets and restaurant sales of the San Jose Grill LLC as of and for the year ended December 25, 2005 were approximately $1.7 million and $4.9 million, respectively.

Fiscal Year

The Company's fiscal year is the 52 or 53 weeks ending the last Sunday in the calendar year. The fiscal years 2005, 2004 and 2003 consisted of 52 weeks ended December 25, 2005, December 26, 2004, and December 28, 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Management and license fees are typically determined based on a percentage of revenues and are recognized on an accrual basis when earned. Reimbursements for restaurant operating expenses are recorded as revenues in accordance with EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," as the Company is considered to be the primary obligor with respect to restaurant operating expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Restricted Cash

In January 2005 a $860,000 certificate of deposit was established at Union Bank to act as collateral for the Standby Letter of Credit opened to support our new Workers Compensation policy. Other restricted cash consists of $72,000 held in escrow for the Daily Grill at Continental Park in El Segundo, California and $110,000 that was placed in escrow with our insurance claims processor in 2004 for worker's compensation claims.

2. Summary of Significant Accounting Policies – (continued)

At December 26, 2004 restricted cash consisted of $700,000 certificate of deposit serving as collateral for our Standby Letter of Credit, $72,000 held in escrow for the Daily Grill at Continental Park in El Segundo, California and $110,000 that was placed in escrow with our insurance claims processor in 2004 for worker's compensation claims.

Worker's Compensation Loss Reserve

In the first quarter of 2004, the Company obtained a large deductible worker's compensation policy for 2004 that includes a deductible per occurrence of $250,000 subject to a maximum aggregate loss of $1.7 million. The Company has established a loss reserve to cover the potential deductible amounts. The loss reserve is determined by estimating the ultimate cost to the Company utilizing information on current accidents, prior year experience and the carrier's loss development and loss trend factors. See note 4.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions. At times during the year, and at December 25, 2005, cash balances were in excess of Federal Depository Insurance Corporation ("FDIC") insurance limits.

Inventories

Inventories consist of food, soft beverages, wine and liquor and are stated at the lower of cost or market, cost generally being determined on a first-in, first-out basis.

Accounts Receivables

Accounts receivable consist of amounts due from our managed outlets, hotel charges and various food delivery companies, and are recorded when the products or services have been delivered.

The Company reviews the collectability of its receivables on an ongoing basis, and provides for an allowance when it considers the entity unable to meet its obligation. Due to the continued lower than expected performance at the Portland Daily Grill restaurant which was opened in September 2003, we have not received any of the management fees earned at this location and therefore, a full reserve was established for these receivables in 2005 and 2004.

Allowance for doubtful accounts is as follows:

	Balance at Beginning of Year	Additions Charged to Operations	Net Deductions	Balance at End of Year
Allowance for Doubtful Accounts				
Year Ended				
December 28, 2003	$ 46,000	$ 29,000	$ 62,000	$ 13,000
December 26, 2004	$ 13,000	$ 134,000	$ 4,000	$ 143,000
December 25, 2005	$ 143,000	$ 95,000	$ —	$ 238,000

Prepaid expenses and other current assets

Most lease agreements contain one or more of the following; tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions.

Rent is recognized on a straight-line basis, including over the restaurant build-out period. This period is normally prior to the commencement of rent payments and is commonly called the rent holiday period. The build-out period

2. Summary of Significant Accounting Policies – (continued)

generally begins when the Company enters the space and begins to make improvements in preparation for intended use. Tenant improvement allowances are also recognized on a straight-line basis over the lease term.

Prepaid expenses and other current assets at December 25, 2005 and December 26, 2004 were comprised of:

	2005	2004
Tenant Improvement Allowances receivable	$ —	$1,851,000
Prepaid expenses, other	401,000	521,000
Total prepaid assets and other current assets	$ 401,000	$2,372,000

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost.

Depreciation of furniture and equipment is computed by use of the straight-line method based on the estimated useful lives of 3 to 10 years of the respective assets. Leasehold improvements are amortized using the straight-line method over the life of the improvement or the remaining life of the lease, whichever is shorter. Interest costs incurred during construction were capitalized and are being amortized over the related assets' estimated useful lives. When properties are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited or charged to current-year operations. The policy of the Company is to charge amounts expended for maintenance and repairs to current-year expense and to capitalize expenditures for major replacements and betterments.

Goodwill

Goodwill relates to the excess of cost over the fair value of the net assets of The Grill on the Alley in Beverly Hills, California acquired in April 1996. The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses financial accounting and reporting requirements for acquired goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill is deemed to have an indefinite useful life and is not amortized but rather, tested at least annually for impairment. An impairment loss should be recognized if the carrying amount of goodwill is not recoverable and the carrying amount exceeds its fair value. The Company has not recognized any impairment losses.

Expendables

Initial amounts spent for china, glassware and flatware in connection with the opening of a new restaurant are capitalized and not amortized. Subsequent purchases are expensed as incurred.

Liquor Licenses

The cost of acquiring liquor licenses is capitalized at cost and is stated at the lower of cost or market. Such costs are not amortized as the licenses have an indefinite life.

Other Long Term Liabilities

In connection with certain of the Company's leases, the landlord has provided the Company with tenant improvement allowances. These lease incentives have been recorded as long-term liabilities and are being amortized over the life of the lease. Additionally, the Company recognizes a liability for deferred rent where lease payments are lower than rental expense recognized on a straight-line basis.

2. Summary of Significant Accounting Policies – (continued)

Other Long-Term Liabilities at December 25, 2005 and December 26, 2004 were comprised of:

	2005	2004
Tenant Improvement Allowances	$5,140,000	$5,653,000
Deferred Rent	2,258,000	2,401,000
Total Other Long-Term Liabilities	$7,398,000	$8,054,000

Pre-opening Costs

Pre-opening costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which prescribes an asset and liability approach. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company establishes a valuation allowance to reduce net deferred tax assets to the amount expected to be realized.

Advertising and Promotion Costs

All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense for the years ended December 25, 2005, December 26, 2004 and December 28, 2003 was $565,000, $571,000, and $296,000, respectively.

Reimbursed Costs

Expenses related to non-consolidated restaurants operated under management agreements for which the Company is considered the primary obligor are recorded in the statement of operations. Reimbursements for such expenses are recorded as revenues.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future cash flows of the individual restaurants and consolidated undiscounted future cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted future cash flow is less than the carrying value, the amount of the impairment, if any, is determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis. Based on its review, the Company does not believe that any impairment of its long-lived assets has occurred.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations. As the Company

2. Summary of Significant Accounting Policies – (continued)

has not elected to change to the fair value based method of accounting for stock based employee compensation, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations. All disclosure requirements of SFAS No. 148 have been adopted and are reflected in these financial statements.

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. Because grants under the plan require variable accounting treatment due to the cashless exercise feature of those options (described below), compensation expense is remeasured at each balance sheet date based on the difference between the current market price of the Company's stock and the option exercise price. An accrual for compensation expense is determined based on the proportionate vested amount of each option as prescribed by Financial Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." Each period, adjustments to the accrual are recognized in the income statement. The Company accounts for stock and options to non-employees at fair value in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus on Issue No. 96-18.

On June 1, 1995, the Company's Board of Directors adopted the Grill Concepts, Inc. 1995 Stock Option Plan (the "1995 Plan") and on June 12, 1998 the 1998 Stock Option Plan (the "1998 Plan") was adopted. These Plans provide for options to be issued to the Company's employees and others. The exercise price of the shares under option shall be equal to or exceed 100% of the fair market value of the shares at the date of grant. The options generally vest over a five-year period. The terms of the option grants originally allowed the employee to exercise the option by surrendering a portion of the vested shares in lieu of paying cash, subject to the terms of the plan including the rights of the Compensation Committee to amend grants in any manner that the committee in its sole discretion deems to not adversely impact the option holders.

On June 23, 2004, the Company's Compensation Committee, as administrators of the Company's stock option plans, resolved that the cashless exercise feature in the Company's stock option plan will not be permitted, and a notification was subsequently given to all employees on July 30, 2004. Effective with this date, the Company reverted back to accounting for its options under the fixed accounting treatment.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and will continue to use the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma compensation expense for the Company's stock option plans determined based on the fair value at the grant date for awards in fiscal year 2005, 2004 and 2003 would have been as follows:

	2005	2004	2003
Net income, as reported	$ 939,000	$ 38,000	$ 128,000
Add: Stock compensation expense recorded, net of taxes	—	84,000	168,000
Deduct: Stock compensation expense under fair value method, net of taxes	(151,000)	(189,000)	(163,000)
Net income (loss), pro forma	$ 788,000	$ (67,000)	$ 133,000
Net income per share, as reported:			
Basic	$ 0.16	$ 0.00	$ 0.01
Diluted	$ 0.14	$ 0.00	$ 0.01
Net income (loss) per share, pro forma:			
Basic	$ 0.13	$ (0.02)	$ 0.01
Diluted	$ 0.12	$ (0.02)	$ 0.01

2. Summary of Significant Accounting Policies – (continued)

The fair value of each option grant issued in fiscal year 2005, 2004 and 2003 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: (a) no dividend yield on the Company's stock, (b) expected volatility ranging from 68.59% to 71.35%, (c) risk-free interest rates ranging from 2.5% to 4.87%, and (d) expected option lives of five and ten years.

The weighted average fair value of options granted at market price during 2005, 2004 and 2003 was $2.79, $1.85, and $1.39, respectively.

Net Income Per Share

Pursuant to SFAS No. 128, "Earnings Per Share," basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. Common share equivalents included in the diluted computation represent shares issuable upon assumed exercise of stock options, warrants and convertible preferred stocks using the treasury stock method.

A reconciliation of earnings available to common stockholders and diluted earnings available to common stockholders and the related weighted average shares for the years ended December 25, 2005, December 26, 2004 and December 28, 2003 follows:

	2005		2004		2003	
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Net income	$ 939,000		$ 38,000		$ 128,000	
Less: preferred dividends accrued	(50,000)		(50,000)		(50,000)	
Net income (loss) applicable to common stock	889,000	5,691,523	(12,000)	5,608,541	78,000	5,537,071
Dilutive securities:						
Dilutive stock options		125,035		—		47,565
Warrants	—	434,484	—	—	—	56,206
Diluted earnings (loss) available to common stockholders	$ 889,000	6,251,042	$ (12,000)	5,608,541	$ 78,000	5,640,842

Stock options exercisable into 334,375, 678,425, and 454,475 shares, for 2005, 2004 and 2003, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Warrants exercisable into 26,562, 1,719,037, and 1,722,786 shares for 2005, 2004 and 2003, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

Distribution of Capital and Preferred Returns

The Company's San Jose Grill, Chicago – Grill on the Alley, Grill on Hollywood, South Bay Daily Grill and Downtown Daily Grill restaurants are each owned by limited liability companies (the "LLCs") for which the Company serves as manager and owns a controlling interest. Each of the LLCs has minority interest owners, some of whom have participating rights in the joint venture such as the ability to approve operating and capital budgets and the borrowing of money. In connection with the financing of each of the LLCs, the minority members may have certain rights to priority distributions of capital until they have received a return of their initial investments ("Return of Member Capital") as well as rights to receive defined preferred returns on their invested capital ("Preferred Return").

The Universal CityWalk Daily Grill is owned by a partnership ("the CityWalk Partnership") for which we serve as manager. Our partner has certain rights to priority distribution of capital from the CityWalk Partnership until they have received their initial investments ("Return of Member Capital").

2. Summary of Significant Accounting Policies – (continued)

The principal distribution provisions with respect to each of the restaurant LLCs and Partnership are described below. In each instance, the balance of distributable cash represents cash available for distribution to the members after all obligations, including minimum working capital advances, have been satisfied. The distribution provisions outlined below are consistent with the order of distributions in a liquidation scenario and are utilized for purposes of allocated profits and losses under the liquidation model described elsewhere in this report.

San Jose Grill. Distributions from the San Jose Grill are allocated as follows: (1) until the return of the initial capital contributions and any additional capital contributions and preferred returns, (a) 10% to the Company, as manager, and (b) 50.05% of 90% to the Company and 49.95% of 90% to the investor members, and (2) thereafter, (a) 16.67% to the Company, as manager, and (b) 50.05% of 83.33% to the Company and 49.95% to the investor members.

Chicago – The Grill on the Alley. Distributions from Chicago – The Grill on the Alley are allocated as follows: (1) until return of the capital contributions and preferred return, 100% to the investor members, and (2) thereafter, 40% to the Company and 60% to the investor members.

Grill on Hollywood. Distributions from Grill on Hollywood are allocated as follows: (1) until the return of the investor member's initial capital contributions, 10% to the Company, as manager, and 90% to the investor members, (2) thereafter and until the return of the Company's initial capital contributions, 90% to the Company and 10% to the investor members, (3) thereafter and until return of the preferred returns, 10% to the Company and 90% to the investor members, and (4) thereafter, 51% to the Company and 49% to the investor members.

South Bay Daily Grill. Distributions from South Bay Daily Grill are allocated as follows: (1) until payment in full of all deferred management fees, 100% to the Company, as manager, (2) thereafter, until return of any additional capital contributions, ratably between the Company and the investor members based on total additional capital contributions, (3) thereafter, until $300,000 of distributions are paid, 33.3% to the Company and 66.67% to the investor members, (4) thereafter, until return of investor member's preferred return, 10% to the Company and 90% to the investor members, (5) thereafter, until the return of all investor member's capital contributions, 10% to the Company and 90% to the investor members, (6) thereafter, until return of the Company's preferred return, 90% to the Company and 10% to the investor members, (7) thereafter, until return of all of the Company's capital contributions, 90% to the Company and 10% to the investor members, and (8) thereafter, 50.1% to the Company and 49.9% to the investor members.

Universal CityWalk Daily Grill. Distributions from Universal CityWalk Daily Grill are allocated as follows: (1) until return of additional capital contributions 50% to the Company and 50% to the partner, (2) the next $550,000 to the partner, (3) then until unpaid preferred return is paid in full 100% to the partner, (4) then 80% to the partner and 20% to the Company until return of initial capital contribution and (5) thereafter, 50% to the Company and 50% to the partner.

Downtown Daily Grill. Distributions from Downtown Daily Grill are allocated as follows: (1) until return of all initial capital contributions, (a) 10% to the Company, as manager, and (b) 15.03% to the Company, as a member, and 74.97% to the investor members, (2) thereafter, until the return of all additional capital contributions, ratably among the Company and the investor members based on their additional capital contributions, (3) thereafter, until repayment of long term working capital loans by the Company, 100% to the Company, and (4) thereafter, (a) 8.335% to the Company, as manager, and (b) 50% to the Company, as a member, and 41.665% to the investor members.

2. Summary of Significant Accounting Policies – (continued)

The following tables set forth a summary for each of the LLCs and the CityWalk Partnership of (1) the initial capital contributions of the Company and the minority LLC members or partner (the "Members"), (2) additional capital contributions, (3) the distributions of capital to the Members and/or the Company during the year ended December 25, 2005, (4) the unreturned balance of the capital contributions of the Members and/or the Company at December 25, 2005, (5) the Preferred Return rate to Members and/or the Company, (6) the accrued but unpaid preferred returns due to the Members and/or the Company at December 25, 2005, and (7) the management incentive fees, if any, payable to the Company.

	San Jose		Chicago Grill on the Alley		The Grill on Hollywood LLC	
	Members	Company	Members	Company	Members	Company
Initial Capital Contribution:	$1,149,650	$350,350	$ 1,700,000(b)	—	$1,200,000	$250,000
Distributions of profit and note repayments during the year ended December 25, 2005:	$ 228,000	$228,000	$ 252,000	—	—	—
Unreturned Initial Capital Contributions at December 25, 2005:	—	—	$ 904,000	—	$1,200,000	$250,000
Preferred Return rate:	10%	10%	8%		12%	12%
Accrued but unpaid Preferred Returns at December 25, 2005:	—	—	—		(d)	(d)
Management Fee:		5%		5%		5%

	South Bay Daily Grill (Continental Park LLC)		Universal CityWalk Daily Grill		Downtown (612 Flower Daily Grill, LLC)	
	Members	Company	Members	Company	Members	Company(e)
Initial Capital Contribution:	$1,000,000	$350,000	$1,100,000	—	$ 1,375,000	$ 275,000
Additional capital contributions	—	$100,000	$ 296,106	$296,106	—	—
Distributions of profit during the year ended December 25, 2005:	—	—	—	—	—	—
Unreturned Initial and Additional Capital Contributions at December 25, 2005:	$1,000,000	$350,000	$1,396,106	$296,106	$ 1,375,000	$ 275,000
Preferred Return rate:	10%	10%(c)	—	—	9%	9%
Accrued but unpaid Preferred Returns at December 25, 2005:	(d)	(d)	(d)	—	$ 72,254	$ 18,584
Management Fee:		5%		5%		5%

(a) The initial capital contributions of the Members of San Jose Grill LLC consisted of a capital contribution of $349,650 and a loan of $800,000.

(b) The initial capital contributions of the Members of Chicago - Grill on the Alley LLC consisted of a capital contribution of $1,000 and a loan of $1,699,000. $1,189,000 of the loan was converted to capital in 1999. Under the terms of the joint venture agreement, the LLC is obligated to repay both the converted capital and loan and the Company guaranteed the joint venture's payment of these obligations. Distributions of capital and note repayments for the year ended December 25, 2005 includes $172,000 of capital and note payments and $80,000 of interest and preferred return. No losses are allocated to the minority interest partner as the investor has no equity at risk. The loan of $1,699,000 is reflected on the balance sheet as notes payable – related parties.

(c) The Company's preferred return with respect to the South Bay Daily Grill is based on unrecovered capital contribution and accrued but unpaid management fees.

2. Summary of Significant Accounting Policies – (continued)

(d) Due to the poor performance of the restaurant the preferred return is not being accrued. The Company is not liable to pay the preferred return distributions, such that they represent a non-recourse obligation to the subsidiary entity. If preferred returns were accrued for The Grill on Hollywood the member would have an accrued preferred return of $766,000 and the Company would have an accrued preferred return of $160,000. If preferred returns were accrued for the South Bay Daily Grill the member would have an accrued preferred return of $353,000 and the Company would have an accrued preferred return of $137,000. If preferred returns were accrued for the CityWalk Partnership the member would have an accrued preferred return of $528,000.

(e) The Company is a non-managing member and a wholly owned subsidiary of the Company is the Manager of this restaurant.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about most financial instruments both on and off the balance sheet, if it is practicable to estimate. SFAS No. 107 excludes certain financial instruments, such as certain insurance contracts, and all non-financial instruments from its disclosure requirements. Disclosures regarding the fair value of financial instruments have been derived using external market sources, estimates using present value or other valuation techniques.

The Company's management believes that that the fair values of assets and liabilities that are on the financial statements classified as current approximates their carrying values because of the short-term maturity of these assets and liabilities. The fair values of non-current assets and liabilities that are financial instruments, including restricted cash, long-term debt and notes payable related parties closely approximates their carrying value.

Recently Issued Accounting Requirements

In June 2005, the EITF issued EITF Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-06"). EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF 05-06 are effective for leasehold improvements purchased or acquired beginning July 2005. The adoption of EITF 05-06 did not have a material impact on the Company's consolidated financial statements.

In October 2005, the FASB posted FASB Staff Position (FSP) 13-1, which requires that rental costs incurred during and after a construction period for the right to control the use of a leased asset during and after construction of a lessee asset to be recognized as rental expense. The provisions of FSP 13-1 shall be applied to the first reporting period beginning after December 15, 2005. The Company's existing accounting policy for rental costs incurred during and after the construction period conforms to FSP 13-1. The adoption of FSP 13-1 will not have a material impact on the Company's consolidated financial statements.

In April 2004, the EITF reached final consensus on EITF 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128," which requires companies that have participating securities to calculate earnings per share using the two-class method. This method requires the allocation of undistributed earnings to the common shares and participating securities based on the proportion of undistributed earnings that each would have been entitled to had all the period's earnings been distributed. EITF 03-06 is effective for fiscal periods beginning after March 31, 2004 and earnings per share reported in prior periods presented must be retroactively adjusted in order to comply with EITF 03-06. The Company adopted EITF 03-06 for the quarter ended June 27, 2004, however there has been no impact on the Company's financial statements as the preferred shares are not participating securities.

2. Summary of Significant Accounting Policies – (continued)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

As permitted by Statement 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share above.

We expect to adopt Statement 123(R) in the first quarter of 2006.

3. Furniture, Equipment and Improvements, Net

Furniture, equipment and improvements at December 25, 2005 and December 26, 2004 consisted of:

	2005	2004
Furniture, fixtures and equipment	$ 10,028,000	$ 9,201,000
Leasehold improvements	17,904,000	15,616,000
Construction In Progress	13,000	1,039,000
Expendables	602,000	509,000
Furniture, equipment and improvements	28,547,000	26,365,000
Less, Accumulated depreciation	(15,175,000)	(14,501,000)
Furniture, equipment and improvements, net	$ 13,372,000	$ 11,864,000

4. Accrued Expenses

Accrued Expenses at December 25, 2005 and December 26, 2004 consist of the following:

	2005	2004
Accrued payroll & taxes	$ 921,000	$ 829,000
Accrued sales tax	308,000	285,000
Accrued vacation	403,000	393,000
Accrued bonuses	621,000	
Accrued rent	95,000	101,000
Workers compensation claim reserves	567,000	321,000
Income taxes payable	213,000	(181,000)
Accrued preferred return	72,000	—
Other	1,333,000	800,000
Total	$4,533,000	$2,548,000

5. Debt

At December 25, 2005 we had a bank credit facility that provided financing in the form of a revolving line of credit in the amount of $500,000, an irrevocable standby letter of credit in the amount of $860,000, increased to $1,010,000 in January 2006, and equipment financing in the amount of $500,000. The facility has a one-year term, is secured by assets and is subject to certain standard borrowing covenants. Interest is at the bank's variable reference rate. In November 2005, we amended the equipment financing portion increasing the amount to $600,000 for equipment to be delivered on or before June 30, 2006, with payments to be for terms of three to five years with interest at the bank's reference rate. In March 2006 we terminated the line of credit portion of this credit facility upon signing a new agreement. (See Note 12 Subsequent Events.)

The credit facility is collateralized by an interest in the assets of the Company. In connection with this facility, the Company is required to comply with a number of restrictive covenants, including meeting certain debt service coverage and liquidity requirements.

Debts at December 25, 2005 and December 26, 2004 are summarized as follows:

	2005	2004
Note payable to Small Business Administration collateralized by property, payable monthly, $1,648, including interest at 4.0%, due September 23, 2006	$ 12,000	$ 31,000
Note payable to lessor, uncollateralized, payable monthly, $1,435, including interest at 10.0%, due April 30, 2013	99,000	106,000
Note payable to GMAC had an original principal amount of $201,948. This note carries an interest rate of 10.3% per annum. The note has defined monthly payment terms of $4,068 with the final payment on the first of January 2005	—	4,000
Note payable for equipment, payable monthly, $15,396, including interest at 10.8%, due December 1, 2005	—	158,000
Note payable to Union Bank under the equipment financing portion of the credit facility, payable in monthly installment of $982, including interest at 7.49%, due December 2009	41,000	45,000
Note payable to Union Bank second draw under the equipment financing portion of the credit facility, payable in monthly installments of $2,293 including interest at 8.14%, due May 2010	102,000	—
	254,000	344,000
Less, Current portion of long-term debts	48,000	196,000
Long-term portion	$ 206,000	$ 148,000

Principal maturities of long-term debt are as follows:

Year Ending December	
2006	$ 48,000
2007	40,000
2008	43,000
2009	47,000
2010	24,000
Thereafter	52,000
Total	$ 254,000

6. Related Parties

Debts with related parties at December 25, 2005 and December 26, 2004 consisted of:

	2005	2004
Uncollateralized note payable to officer/Board member/major shareholder, with interest payable at a rate of 10% per annum. The note payable and interest is due on June 30, 2006. Interest on this loan of $17,500 remains unpaid and is included in accrued expenses	$ 70,000	$ 70,000
Uncollateralized subordinated note payable to officer/Board member/major shareholder, with interest payable at a rate of 7.0% per annum. The note payable and interest is due on June 30, 2006. Interest on this loan of $33,431 remains unpaid and is included in accrued expenses	85,000	85,000
Collateralized subordinated note and mandatorily redeemable capital payable to a ember of Chicago – The Grill on the Alley LLC. The original principal amount of the note was $1,699,000. Although $1,190,000 of the note was converted to equity in February 1999, the LLC is obligated to repay the capital on terms similar to the original note. The note and capital bear monthly payments of $20,972, including interest at 8% per annum. The note will mature on April 1, 2010. The Company guaranteed repayment of the loan and capital on behalf of Chicago – The Grill on the Alley, LLC and issued 203,645 warrants to acquire common stock at $4.00 per share. The fair value of the warrants ($322,000) has been recorded as a discount to the obligation which is being accreted to interest expense over the term of the loan	828,000	968,000
	983,000	1,123,000
Less, Current portion of notes payable – related parties	312,000	294,000
Long-term portion	$671,000	$ 829,000

Principal maturities of debts with related parties are as follows:

2006	$312,000
2007	179,000
2008	202,000
2009	228,000
2010	62,000
Thereafter	—
Total	$983,000

Interest expense incurred was $ 125,000, $174,000, and $193,000 in fiscal years 2005, 2004 and 2003 respectively.

Two stockholders, who are also officers of the Company, have loaned the Company money. Interest accrues on these loans and is being paid quarterly. Interest accrued was $51,000, $104,000, and $91,000 for the fiscal years 2005, 2004 and 2003, respectively.

The holder of all of the Company's preferred stock is also a current Member of our Board of Directors and is a part owner of the San Jose Fairmont Hotel, the site of The San Jose Grill LLC. Lease payments made to the Fairmont Hotel were $257,000, $160,000, and $136,000 for the fiscal years 2005, 2004 and 2003, respectively. The holder of the preferred stock is also a part owner of the San Jose Hilton Hotel, the site of The City Bar & Grill, which was operated under a license agreement. The license agreement was terminated during 2004. Revenue related to the license and management agreement was zero, $4,000, and $6,000, for the fiscal years 2005, 2004 and 2003, respectively.

6. Related Parties – (continued)

In August 1998, the Company entered into an agreement (the "Agreement") with Hotel Restaurant Properties, Inc. ("HRP") in which HRP will assist the Company in locating hotel locations for the opening of Company restaurants. One of the two original owners of HRP is a family member of the above-referenced preferred stockholder of the Company. On May 11, 1999 the HRP agreement was amended under the same terms and conditions ("HRP II") except that HRP II is 100% owned by the family member. Both HRP and HRP II are referred to as HRP. There were $423,000, $290,000, and $235,000 of management fees paid to HRP on this Agreement for fiscal year 2005, 2004 and 2003, respectively. The Agreement also provides that HRP will repay to the Company amounts advanced to managed units on behalf of HRP. Receivable from HRP was $545,000 at December 25, 2005 and $396,000 at December 26, 2004.

The operating agreement with HRP contains a clause whereby, HRP has the right to cause the Company to purchase HRP (the put option) at any time there is a change in control or after May 2004 subject to certain conditions and the Company has the right to purchase HRP (the call option) after May 2004 subject to certain conditions.

Under the respective put and call options, the purchase price ("APP") (principally paid in stock) of HRP will be 25% multiplied by 10 (Multiple) times the operating income of HRP (gross receipts for the prior twelve months less operating expenses which are averaged over a five year period), with certain allowed exclusions from operating income minus the principal balance of any outstanding loans (with certain allowed exclusions) to HRP. Under the put option the Multiple may change if 87.5% multiplied by the closing price of the Company's common stock divided by EBITDA per share is less than 10. If the Company sells assets or stock to certain third parties introduced by HRP which causes a change in control, then the purchase price will be the greater of: (A) $3,000,000 or (B) the APP, not to exceed $4,500,000.

The Company concluded that the options relating to HRP would be defined as a derivative under FAS 133. However, because the purchase price was based on a floating price, it was determined that the value of the put and call would be identical so long as the formula resulted in a representative fair value of HRP.

The Company concluded that the multiple was based on fair value because the original formula was negotiated between two parties. This fact was reconfirmed when the HRP agreement was amended approximately three years later at the time the Company entered into a development agreement with Starwood Hotels and the multiple for the HRP put and call options did not change. We believe the multiple used in the formula to be within a tolerable range of those found in the marketplace. Therefore, management believes that the formula is a reasonable approximation of fair value of the HRP business that results in the put and call options having similar values. Additionally, because fair market puts and calls have little value on their own, any asset and liability related to these would be insignificant. No derivative accounting is necessary in these circumstances and therefore, no accounting recognition has been made in the financial statements.

The Company will continue to evaluate the appropriateness of formula to market conditions to ensure it represents fair market value, and will continue to evaluate the formula going forward and to the extent it no longer represents fair market value, will account for the derivative appropriately.

7. Stockholders' Equity

In June 1997, the Company completed a private placement of 50,000 shares of common stock, 1,000 shares of Series I Convertible Preferred Stock, 500 shares of Series II, 10% Convertible Preferred Stock, 187,500 five-year $8.00 warrants and 187,500 five-year $12.00 warrants. The aggregate sales price of those securities was $1,500,000. The warrants expired during 2002.

The Series I Convertible Preferred Stock was convertible into common stock at $5.00 per share. In July 2000, the holder of the Series I convertible preferred stock converted all 1,000 shares of preferred stock into 200,000 shares of common stock.

7. Stockholders' Equity – (continued)

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of the Company's common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II, 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at the Company's option, in common stock at the then-applicable conversion price. The Series II, 10% Convertible Preferred Stock is subject to redemption, in whole or in part, at the option of the Company on or after the second anniversary of issuance at $1,000 per share. There were no conversions as of December 25, 2005. Accumulated dividends in arrears totaled $426,000 and $376,000 as of December 25, 2005 and December 26, 2004, respectively.

In July 2001, the Company completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which (1) the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels; (2) the Company sold 666,667 shares of restricted common stock and 666,667 $2.00 stock purchase warrants to Starwood for $1,000,000. Concurrently, the Company sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants at $2.25 to other strategic investors for $1,000,000. Proceeds reflected in the financial statements are net of transaction costs.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continue to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Warrants

As of December 25, 2005, there are outstanding warrants for the purchase of 1,359,896 common shares with a weighted average exercise price of $2.22.

In February 1999, 177,083 warrants exercisable at $4.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. These warrants expired April 1, 2005.

In February 1999, 17,708 warrants exercisable at $4.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2010.

7. Stockholders' Equity – (continued)

In February 1999, 8,854 warrants exercisable at $4.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2015.

The fair value of all the warrants issued in connection with receiving the loan from a member of Chicago – The Grill on the Alley, LLC have been recognized as a debt discount and recorded as a reduction to the loan balance. Accretion of the discount is recognized as additional interest expense using the effective interest method.

In November 1999, 3,750 warrants exercisable at $2.00 were issued as additional compensation in relation to a private placement memorandum. These warrants expired in November 2004.

In connection with a $400,000 loan to the Company, the Company issued 40,000 warrants to two accredited investors in July 2000. A co-trustee for both investors became a member of our Board of Directors in June 2001. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated lending arrangement with two accredited investors pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended. In June 2004 all of these warrants were exercised in a cashless exercise. In July 2001, an additional 32,058 warrants exercisable for a period of four years were issued in connection with this loan at a price of $2.77 per share. The fair value of these warrants was amortized over the life of the loan. These warrants were exercised in 2005.

In October 2000, the Company issued 50,000 warrants to a professional advisor for services rendered. The warrants are exercisable for a period of four years at a price of $1.53 per share. The fair value of these warrants was expensed as general and administrative expense in the period issued. These warrants expired in October 2004.

In connection with a guarantee of the Company's bank lending facility, the Company issued 150,000 warrants in July 2000 to two principal shareholders of the Company. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated guarantee of the Company's loan facility by two directors of the Company pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended. These warrants were exercised in March and June 2004 in cashless exercises. In August 2001, an additional 150,000 warrants exercisable for a period of four years were issued in connection with the guaranty at a price of $2.12 per share. The fair value of the warrants was amortized over the life of the guarantee and was recorded as additional interest expense. These warrants were exercised in 2005.

In July 2001, in conjunction with the sale of restricted common stock to Starwood Hotels and Resorts Worldwide, Inc. and other strategic investors, the company issued 666,667 $2.00 stock purchase warrants and 666,666 $2.25 stock purchase warrants. The warrants expire in July 2006.

Options

On June 1, 1995, the Company's Board of Directors adopted the Grill Concepts, Inc. 1995 Stock Option Plan (the "1995 Plan") and on June 12, 1998 the 1998 Stock Option Plan (the "1998 Plan") was adopted. The Plans were approved at the 1996 and 1998 annual stockholders' meetings. These Plans provide for options to be issued to the Company's employees and others. The exercise price of the shares under option shall be equal to or exceed 100% of the fair market value of the shares at the date of grant. The options generally vest over a five-year period. In 2005, the 1995 Stock Option Plan expired.

The terms of the option grants originally allowed the employee to exercise the option by surrendering a portion of the vested shares in lieu of paying cash. This cashless exercise feature required the Company to account for its option plan using a variable accounting treatment. The terms of the option grants allow the employee to exercise the option by surrendering a portion of the vested shares in lieu of paying cash, subject to the terms of the plan including the rights of the Compensation Committee to amend grants in any manner that the committee in its sole discretion deems to not adversely impact the option holders.

7. Stockholders' Equity – (continued)

On June 23, 2004, the Company's Compensation Committee, as administrators of the Company's stock option plans, resolved that the cashless exercise feature in the Company's stock option plan will be eliminated for all currently outstanding and future grants, and a notification was subsequently given to all employees on July 30, 2004. Effective with this date, the Company reverted back to accounting for its options under the fixed accounting treatment.

At December 25, 2005 a total of 862,500 common shares are reserved for issuance pursuant to these plans. Transactions during the fiscal years 2005, 2004 and 2003 under the Plans were as follows:

	2005		2004		2003	
	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price
Options outstanding at beginning of year	678,425	$ 2.69	716,625	$ 2.81	669,975	$ 2.89
Options granted – price equals fair value	148,500	4.06	212,000	2.79	89,250	1.96
Options granted – price greater than fair value	—	—	—		—	—
Options exercised	(13,200)	2.20	(50,000)	2.33	—	—
Options cancelled	(101,450)	3.31	(200,200)	3.34	(42,600)	2.27
Options outstanding at end of year	712,275	2.89	678,425	2.69	716,625	2.81
Options exercisable at end of year	441,675		404,815		427,630	
Options available for grant at end of year	87,025		394,075		355,875	

7. Stockholders' Equity – (continued)

The following table summarizes information about stock options outstanding at December 25, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise	Number Outstanding at December 25, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding at December 25, 2005	Weighted-Average Exercise Price
$1.25	1,750	4.5	$ 1.25	1,750	$ 1.25
$1.55	44,800	4.7	$ 1.55	44,800	$ 1.55
$1.65	96,900	5.5	$ 1.65	65,300	$ 1.65
$1.70	37,150	7.4	$ 1.70	14,500	$ 1.70
$2.19	52,850	5.7	$ 2.19	40,000	$ 2.19
$2.23	50,000	8.6	$ 2.23	10,000	$ 2.23
$2.46	19,000	2.5	$ 2.46	19,000	$ 2.46
$2.75	5,000	—	$ 2.75	5,000	$ 2.75
$2.86	70,450	6.7	$ 2.86	34,450	$ 2.86
$3.14-$3.45	168,500	5.1	$ 3.22	123,500	$ 3.18
$4.00 to $4.68	148,250	6.9	$ 4.20	65,750	$ 4.17
$5.36 to $14.00	17,625	1.2	$ 6.40	17,625	$ 6.40

8. Pension Plan

Effective January 1, 1996, the Company established the Grill Concepts, Inc. 401(k) Plan (the "Plan"), a defined contribution savings plan, which is open to all employees of the Company who have completed one year (1,000 hours in that year) of service and have attained the age of 21. The Plan allows employees to contribute up to the lesser of the Internal Revenue Code-prescribed maximum amount or 20% of their income on a pre-tax basis, through contribution to the Plan. The Company's contributions are discretionary. For the years 2005, 2004 and 2003, the Company made no contributions to the Plan.

9. Commitments and Contingencies

The Company leases most of its restaurant facilities and corporate offices under non-cancelable operating leases. The restaurant leases generally include land and building, require various expenses incidental to the use of the property, and certain leases require contingent rent above the minimum lease payments based on a percentage of sales. Certain leases also contain renewal options and escalation clauses. Lease escalation clauses based on changes in the consumer price index are accounted for as contingent rentals.

The aggregate minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year Ending	
2006	$ 3,647,000
2007	3,751,000
2008	3,573,000
2009	3,273,000
2010	2,788,000
Thereafter	13,107,000
Total	$30,139,000

9. Commitments and Contingencies – (continued)

Rent expense was $3,898,000, $3,689,000, and $3,290,000 for fiscal years 2005, 2004 and 2003, respectively, including $632,000, $712,000, and $565,000 for 2005, 2004 and 2003, respectively, for contingent rentals which are payable on the basis of a percentage of sales in excess of base rent amounts.

Restaurants such as those operated by the Company are subject to litigation in the ordinary course of business, most of the related costs the Company expects to be covered by its general liability insurance. However, punitive damage awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions against the Company. There can be no assurance that punitive damages will not be given with respect to any actions currently pending or that may arise in the future.

In June 2004, one of our former hourly restaurant employees filed a class action lawsuit against us in the Superior Court of California of Orange County. We requested and were granted a motion to move the suit from Orange County to Los Angeles County. The lawsuit was then filed in the Superior Court of California of Los Angeles in December 2004. The plaintiff has alleged violations of California labor laws with respect to providing meal and rest breaks. The lawsuit sought unspecified amounts of penalties and other monetary payments on behalf of the plaintiffs and other purported class members. We believe that all of our employees were provided with the opportunity to take all required meal and rest breaks. The case has been placed in a stay status pending the outcome of a review by the California Supreme Court on appealed cases of the same nature. We intend to vigorously defend our position in all of these matters although the outcome cannot be ascertained at this time.

The Company has three suppliers which account for a majority of our purchases. The Company has a policy of strengthening its supplier relationships by concentrating its purchases over a limited number of suppliers in order to maintain quality, consistency, and cost controls and to increase the suppliers' commitment to the Company. The Company relies upon, and expects to continue to rely upon, several single source suppliers.

The Company plans on new restaurant openings during 2006. The restaurants will be structured as owned, joint ventures, LLCs or management agreements. In connection with the building of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs.

In order to better manage the cost of our workers compensation expense, commencing in 2004, we have altered our workers compensation coverage to substantially increase our per event and aggregate deductibles. As a result, we expect to substantially reduce our recurring cost of workers compensation insurance. On the other hand, we will have substantially higher exposure to losses resulting from claims under that policy should those claims exceed our prior deductible levels.

10. Income Taxes

The provisions for income taxes for the fiscal years ended December 25, 2005, December 26, 2004 and December 28, 2003 are as follows:

	2005	2004	2003
Current – federal	$ 577,000	$ —	$ —
Current – state	179,000	65,000	89,000
Subtotal – current	756,000	65,000	89,000
Deferred – federal	(577,000)	—	—
Deferred – state	—	—	—
Subtotal – deferred	(577,000)	—	—
Total provision	$ 179,000	$ 65,000	$ 89,000

10. Income Taxes – (continued)

The following is a reconciliation of taxes at the U.S. federal statutory rate and the effective tax rate:

	2005	2004	2003
Taxes at federal tax rate	$ 190,000	$ (243,000)	$ (166,000)
State tax net of federal benefit	455,000	43,000	59,000
Variable incentive stock option	—	29,000	77,000
Change in valuation allowance	(222,000)	22,000	76,000
General business and tip tax credit	(160,000)	(48,000)	(181,000)
Minority Interests	(190,000)	186,000	207,000
Other	106,000	76,000	17,000
Income tax provision	$ 179,000	$ 65,000	$ 89,000

Deferred tax assets and liabilities consist of the following as of December 25, 2005 and December 26, 2004:

	2005	2004
Deferred tax assets:		
Net operating loss	$ 602,000	$ 474,000
Fixed Assets	1,151,000	653,000
Intangibles	89,000	143,000
General business credit	1,234,000	1,364,000
Other	991,000	936,000
Total gross deferred tax assets	4,067,000	3,570,000
Less, Valuation allowance	3,348,000	3,570,000
Net deferred tax assets	719,000	—
Deferred tax liabilities:		
Partnerships	(142,000)	—
Net deferred tax assets and liabilities	$ 577,000	$ —

At December 25, 2005, the Company has available federal and state net operating loss carryforwards of $1,084,000 and $3,991,000 respectively that may be utilized to offset future federal and state taxable earnings. Federal net operating losses begin to expire in 2014. The remaining state net operating losses began expiring in 2003. At December 31, 2005, the Company has available federal general business credit carryforwards of $1,234,000 that may be utilized to offset future federal tax liabilities. These credits expire beginning in 2014 through 2024. Due to changes in the Company's state effective tax rate, the deferred tax assets were revalued at December 31, 2005 using a state effective tax rate, net of federal taxes, of 3.85%. At December 26, 2004 the deferred tax assets were valued using a state effective tax rate, net of federal taxes, of 6.6%. The state effective tax rate will vary from year to year as the Company's operations are conducted in numerous states with different tax rates. A valuation allowance has been established to reduce net deferred tax assets to the amount expected to be realized.

Due to its history of losses, the Company does not believe that sufficient evidence exists to conclude that recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances of $3,348,000 and $3,570,000 for the years ended December 25, 2005 and December 26, 2004, respectively, covering its deferred tax assets. Pursuant to Internal Revenue Code Sections 382 and 383, the annual use of Grill Concepts, Inc.'s net operating loss and credit carryforwards may be limited if there is a greater than 50% cumulative change in ownership. However, the Company believes that any such limitations would not have a material impact on the financial statements.

11. Store Openings and Closings

Openings

In connection with the building of a new restaurant, The Daily Grill at Continental Park, LLC was formed for the operation of a Daily Grill restaurant in El Segundo, California. The construction of the restaurant was financed through a combination of equity capital and tenant improvement allowances. The restaurant opened January 16, 2003.

The Company began management of a Portland, Oregon hotel-based Daily Grill restaurant in September 2003. This was the second restaurant opened under the Starwood agreement.

The Company opened an owned hotel-based Daily Grill restaurant in the Hyatt Bethesda in Bethesda, Maryland. The construction was financed by $1.8 million tenant improvement allowance which was treated as a lease incentive and recorded as a long-term liability which will be amortized over the life of the lease. The restaurant opened January 19, 2004.

The Company began management of a Long Beach, California hotel-based Daily Grill restaurant in November 2004.

The Company signed a lease in April 2004 to open an owned Daily Grill in an office park in Santa Monica, California. The construction was financed by a $2.2 million tenant improvement allowance which was treated as a lease incentive and recorded as a long-term liability which will be amortized over the life of the lease. The restaurant opened March 14, 2005.

In connection with the building of a new restaurant the 612 Flower Daily Grill, LLC was formed for the operation of a Daily Grill restaurant in downtown Los Angeles, California. The construction of the restaurant was funded through a combination of equity capital and tenant improvement allowances. The restaurant opened May 31, 2005.

The Company signed a lease in September 2005 to open a owned Grill restaurant in a shopping mall in Dallas, Texas. Construction of the restaurant will be funded primarily through a tenant improvement allowance. The restaurant is scheduled to open in summer of 2006.

Closings

In July 2005, the lease for the La Cienega Daily Grill expired and was not renewed.

12. Subsequent Events

New Financing Agreement

On March 10, 2006, Grill Concepts, Inc. (the "Company") entered into a credit agreement (the "Credit Agreement") with Diamond Creek Investment Partners LLC (the "Lender").

The Credit Agreement provides for a revolving term loan (the "Loan") to the Company of the lesser of (1) $8.0 million, or (2) 2.25 times the Company's trailing 12 month EBITDA. Funds may be borrowed under the Credit Agreement, subject to satisfaction of all conditions of funding, in minimum monthly advances of $500,000. Proceeds of the Loan may be used to pay expenses of the Loan and for general corporate purposes. The interest rate on the Loan is, at the option of the Company and subject to certain limitations on the use of LIBOR based loans, equivalent to either (1) prime rate, but not less than 7%, plus an applicable margin, or (2) the London Interbank Offered Rate, but not less than 4%, plus an applicable margin. The margin, in each case, varies based upon the Company's leverage ratio (funded debt to EBITDA, each as defined) and ranges from 2.75% to 3.50% with respect to prime rate loans and 5.50% to 6.25% with respect to LIBOR loans. The current interest rate is equal to 10.5% and will be adjusted quarterly commencing in the fourth quarter of 2006.

12. Subsequent Events – (continued)

The Credit Agreement provides that the Company will pay all expenses incurred in connection with the Loan, including expenses incurred by the Lender. By separate agreement, the Company agreed to pay certain fees associated with the Loan, including a loan fee of $120,000, an unused line fee of 0.5% of the unused portion of the credit facility payable monthly, a loan servicing fee of $3,000 per month.

The Loan matures, and is payable in full, on March 9, 2011 subject to mandatory prepayment to the extent, if any, that the outstanding principal balance of the Loan exceeds 2.25 times trailing 12 month EBITDA or upon the occurrence of certain defined extraordinary events. The Company may prepay amounts owing under the Credit Agreement subject to payment of a prepayment premium of (1) 3% with respect to prepayments occurring on or before March 9, 2007, and (2) 1% with respect to prepayments occurring after March 9, 2007 and on or before March 9, 2008.

The Company's obligations under the Credit Agreement are secured by a first lien on all of the Company's assets, including all of the capital stock and other equity interests held by the Company in its subsidiaries, subject to existing liens on such assets. The Loan requires the Company to comply with certain ordinary lending covenants. These include, among others, financial covenants relating to maximum debt to EBITDA ratio, minimum EBITDA and maximum capital expenditures. The Company must also comply with certain information requirements, including providing periodic financial statements and projections as well as notices of defaults, litigation and other matters, maintenance of insurance and compliance with laws as well as limitations on liens and encumbrances, indebtedness, dispositions, dividends and retirement of capital stock, consolidations and mergers, changes in nature of business and other operating, financial and structural limitations.

Events of default in the Credit Agreement include, among others, (a) the failure to pay when due the obligations owing under the Credit Agreement, (b) the failure to perform and not timely remedy certain covenants, (c) certain cross defaults or cross accelerations, (d) the occurrence of bankruptcy or insolvency events, (e) the failure to make certain payments, or the occurrence of certain events, relating to retirement plans, (f) certain adverse judgments against the Company or any of its subsidiaries, (g) certain changes in ownership of the Company's stock or the board of directors, or (h) the occurrence of, and failure to remedy, a Material Adverse Effect (as defined in the Credit Agreement). Upon the occurrence of an event of default, the Lender may terminate the loan commitment and declare the Loan due and payable in full.

On March 31, 2006, the Company borrowed $1 million under the terms of the Credit Agreement with Diamond Creek Investment Partners LLC. The borrowed funds were primarily used to retire $930,132 of collateralized subordinated notes and manditorily redeemable capital obligations owed to The Michigan Avenue Group ("MAG") by the Company's subsidiary Chicago – The Grill on the Alley LLC ("Chicago Grill LLC)", and guaranteed by the Company (Note 6), with the balance used for general working capital. The retired obligations related to the initial funding provided by MAG, as a member/investor in Chicago Grill LLC, with respect to the Company's The Grill on the Alley restaurant in Chicago.

Management Change; Employment Agreement

On March 3, 2006, Grill Concepts, Inc.'s Compensation Committee approved, and on March 13, 2006 Grill Concepts entered into, an amended employment agreement with Philip Gay, Executive Vice President and Chief Financial Officer of the company. The amended employment agreement will be effective as of, and was entered in contemplation of, Mr. Gay's pending assumption of the positions of President and Chief Executive Officer of the company to be effective following the company's annual shareholders meeting on June 22, 2006. The term of the amended employment agreement will run through December 31 2009.

12. Subsequent Events – (continued)

Under the terms of the employment agreement, effective June 22, 2006, Mr. Gay's compensation will consist of (1) a base annual salary of $275,000 during the first year, increasing to $300,000, $325,000 and $350,000 on each succeeding anniversary of the effective date; (2) performance-based bonuses in an amount up to 50% of his applicable salary based on metrics established annually by the Compensation Committee; (3) a stock option to purchase 50,000 shares of common stock at $3.19 per share over a period of ten years and vesting 1/3 on each of June 22, 2007, June 22, 2008 and June 22, 2009; (4) use of a company automobile plus payment of repair, maintenance and insurance costs with respect to such automobile in an amount not to exceed $10,000 annually; (5) a term life insurance policy in the amount of $1,000,000; (6) participation in all group life, health, accident, disability, liability or hospitalization insurance plans, pension plans, severance plans or retirement plans available to the highest level executives of the company; (7) five weeks of paid vacation; and (8) participation in any and all other benefit plans adopted from time to time by the company for the benefit of its employees.

New Class Action Lawsuit

A Class Action complaint was filed in the Superior Court of the State of California for the County of Los Angeles on March 15, 2006. The plaintiff and those similarly situated (Servers) complain that the company has violated the labor code by having Servers "Tip Out" Bartenders and Expeditors a percentage of their tips to these employees who provide no direct table service. The complaint has labeled this act as "Tip-pooling." The company has not yet been served with this complaint.

13. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for fiscal years 2005 and 2004 is as follows:

	Quarter Ended			
	March 27 2005	June 26, 2005	September 25, 2005	December 25, 2005
Total revenues	17,212,000	18,871,000	15,410,000	19,195,000
Income (loss) from operations	706,000	66,000	(117,000)	32,000
Net income (loss)	682,000	125,000	(188,000)	320,000
Basic net income (loss) per share	$ 0.12	$ 0.02	$ (0.04)	$ 0.05
Diluted net income (loss) per share	$ 0.11	$ 0.02	$ (0.04)	$ 0.05

	March 28, 2004	June 27, 2004	September 26, 2004	December 26, 2004
Total revenues	16,499,000	15,390,000	14,644,000	17,126,000
Income (loss) from operations	59,000	(274,000)	(245,000)	21,000
Net income (loss)	117,000	(131,000)	(178,000)	230,000
Basic net income (loss) per share	$ 0.02	$ (0.02)	$ (0.03)	$ 0.04
Diluted net income (loss) per share	$ 0.02	$ (0.03)	$ (0.03)	$ 0.04

Note: Due to rounding, the sum of individual columns may not equal the earnings per share for the year.



Board of Directors

Michael Weinstock
Chairman of the Board,
Executive Vice President

Robert Spivak
President, Chief Executive Officer

Glenn Golenberg
Managing Director,
Golenberg & Company
The Bellwether Group, LLC

Richard Dantas
Vice President Strategy
Starwood Hotels and Resorts

Stephen Ross
Consultant

Lewis Wolff
Chairman,
Wolff Urban Development

Bruce Schwartz
Retired Chairman/CEO
Sysco Foods Los Angeles

Officers

Robert Spivak
President, Chief Executive Officer

Michael Weinstock
Chairman, Executive Vice President

Philip Gay
Chief Financial Officer,
Executive Vice President

John Sola
Senior Vice President, Culinary

Louie Feinstein
Vice President, Operations

Transfer Agent

Securities Transfer Group
Dallas, Texas

Independent Auditors

Moss Adams LLP
Los Angeles, California

Legal Counsel

Pillsbury Winthrop Shaw Pittman LLP
Los Angeles, California

Investor Relations

Philip Gay CFO EVP
Grill Concepts, Inc.
(310) 820-5559

Roger Pondel/Angie Yang
PondelWilkinson Inc.
(310) 279-5980

Securities Listing

The company's common stock is traded on NASDAQ Stock Market under the symbol GRIL.

Home Office

Grill Concepts, Inc.
11661 San Vicente Blvd., Ste. 404
Los Angeles, CA 90049
(310) 820-5559
(310) 820-6530 fax
www.dailygrill .com
www.thegrill.com

The Grill on the Alley

Beverly Hills
9560 Dayton Way
Beverly Hills, CA

San Jose
172 South Market Street
San Jose, CA

Chicago
909 N. Michigan Avenue
Chicago, IL

The Grill on Hollywood
6801 Hollywood Blvd.
Hollywood, CA

Galleria Dallas
13270 Dallas Parkway
Dallas, Texas 75240
Opening July 2006

Daily Grill

Brentwood Gardens
11677 San Vicente Blvd.
Los Angeles, CA

Fashion Island
957 Newport Center Drive
Newport Beach, CA

Laurel Promenade
12050 Ventura Blvd.
Studio City, CA

Downtown Los Angeles
612 S. Flower Street
Los Angeles, CA

El Paseo Collection
73-061 El Paseo
Palm Desert, CA

Irvine
2636 Dupont Drive
Irvine, CA

Burbank
2500 Hollywood Way
Burbank, CA

South Bay
2121 Rosecrans Avenue
El Segundo, CA

Long Beach
One World Trade Center
Long Beach, CA

Santa Monica
2501 Colorado Avenue
Santa Monica, CA

Universal CityWalk
1000 Universal Studios
Universal City, CA

Union Square
347 Geary Street
San Francisco, CA

Washington D.C.
1200 18th Street N.W.
Washington D.C.

Georgetown
1310 Wisconsin Avenue
Washington D.C.

Tysons Corner
2001 International Drive
McLean, VA

Bethesda
One Bethesda Metro Cntr.
Bethesda, MD

Houston Galleria
5085 Westheimer Blvd.
Houston, TX

Portland
750 S.W. Alder Street
Portland, OR

Skokie
9599 Skokie Blvd.
Skokie, IL

Los Angeles Int'l Airport
Tom Bradley Int'l Terminal
380 World Way
Los Angeles, CA

Our Mission

At Grill Concepts, PEOPLE are our #1 asset.

As we continue to grow and expand, we pledge ourselves to:

- Honor our guests, one great meal at a time
- Provide our Team Members a rewarding place of employment that promotes opportunities to succeed
- Fulfill the goals of our shareholders

Through this, we will have no equal as the best American dining experience.

Our Values

Pride Excellence Opportunity Profitability Leadership Enjoyment

The GRILL ON THE ALLEY

DAILY GRILL

Grill Concepts, Inc.
11661 San Vicente Blvd.
Suite 404
Los Angeles, CA 90049

www.thegrill.com
www.dailygrill.com